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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               FIRST ALERT, INC.
                           (NAME OF SUBJECT COMPANY)

                               FIRST ALERT, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             CUSIP NO. 31846N 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               B. JOSEPH MESSNER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               FIRST ALERT, INC.
                            3901 LIBERTY STREET ROAD
                             AURORA, ILLINOIS 60504
                                 (630) 851-7330
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                 With copy to:

                             DAVID C. CHAPIN, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                                BOSTON, MA 02110
                                 (617) 951-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is First Alert, Inc., a Delaware corporation (the 'Company'). The address of the principal executive offices of the Company is 3901 Liberty Street Road, Aurora, Illinois 60504. The title of the class of equity securities to which this Schedule relates is the Company's Common Stock, par value $0.01 per share (the 'Common Stock').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule relates to the tender offer by Sentinel Acquisition Corp., a Delaware corporation (the 'Purchaser'), and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ('Parent'), to purchase all of the outstanding shares of Common Stock at the purchase price of $5.25 per share of Common Stock, net to the tendering holder, in cash (without interest thereon), on the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1998 (the 'Offer to Purchase') and the related Letter of Transmittal (which together constitute the 'Offer'). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated March 6, 1998. According to the Offer to Purchase, the principal executive offices of the Purchaser and Parent are located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 28, 1998 (the 'Merger Agreement'), among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated herein by reference in its entirety. The Merger Agreement provides that following the completion of the Offer, the Purchaser will be merged with and into the Company, with the Company continuing as a wholly owned subsidiary of Parent (the 'Merger'). In the Merger, all remaining shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by the Company or any subsidiary of the Company, shares of Common Stock owned by Parent, the Purchaser or any subsidiary of Parent or the Purchaser, and shares of Common Stock held by stockholders who perfect any available appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $5.25 per share in cash or such higher price, if any, as is paid in the Offer.

ITEM 3. IDENTITY AND BACKGROUND

      (a) Identity.

     The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

      (b) Contracts

     Except as otherwise described in this Schedule or in the exhibits or annexes hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, or (ii)

the Purchaser, Parent or their executive officers, directors or affiliates.

     Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the Company's Proxy Statement, dated April 7, 1997, for its 1997 Annual Meeting of Stockholders (the 'Proxy Statement'). A copy of the Proxy Statement is attached hereto as Exhibit 2, and the relevant portions thereof are incorporated herein by reference.

AGREEMENTS WITH PARENT

The Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein. All references to and summaries of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five business days from the date of public announcement of the Merger Agreement, subject to the Merger Agreement not having been terminated prior thereto in accordance with its terms. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the conditions described below under '--Conditions to the Offer' (the 'Conditions'). The Purchaser and the Company have agreed that the Purchaser shall not decrease the Offer Price, decrease the number of Shares sought, amend any other condition of the Offer in any manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments), or impose additional conditions, without the written consent of the Company. The Merger Agreement provides that if on the initial scheduled expiration date of the Offer all Conditions are not satisfied or waived, the Purchaser may extend the expiration date, but not beyond June 1, 1998. In addition, the Offer Price may be increased, and the Offer may be extended to the extent required by law. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the Conditions, accept for payment and pay for Shares validly tendered as promptly as practicable, but if, immediately prior to the initial expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed ten business days, notwithstanding that all Conditions to the Offer are satisfied as of such expiration date of the Offer. The Merger Agreement provides that if all Conditions are not satisfied on the initial expiration date of the Offer, the Purchaser will extend (and re-extend) the Offer through April 30, 1998 to provide time to satisfy such Conditions.

     Conditions to the Offer. The Merger Agreement provides that the Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when added to the Shares, if any, beneficially owned by Parent, would constitute at least 50.1% of the Shares outstanding on a fully diluted basis (the 'Minimum Condition'), (ii) any applicable waiting period under the HSR Act has not expired or terminated, or
(iii) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur and be continuing:

     (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any domestic or foreign Federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which directly or indirectly (l) prohibits, or imposes any material limitations on, Parent's or the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or compels Parent or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (2) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (3) results in the delay in or restricts the ability of the Purchaser, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (4) imposes material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (5) otherwise materially adversely affects the consolidated financial condition, businesses or results of operations of the Company and its Subsidiaries, taken as a whole;

     (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the NASDAQ National Market System, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (4) any material limitation (whether or not mandatory) by any foreign or United States governmental authority on the extension of credit by banks or other financial institutions, (5) a change in general financial bank or capital market conditions which has a material adverse effect the ability of financial institutions in the United States to extend credit or syndicate loans, or (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

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ITEM 3. IDENTITY AND BACKGROUND--(CONTINUED)


     (c) (1) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect as of the date of the Merger Agreement and as of consummation of the Offer as though made on or as of such date (unless made as of a certain date), (2) the Company shall have failed to comply with its covenants and agreements under the Merger Agreement in all material respects or (3) there shall have occurred any events or changes which have had or which are reasonably likely to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole;

     (d) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement, or the Merger, or recommended another proposal or offer, or the Board of Directors of the Company, upon request of the Purchaser, shall fail to reaffirm such approval or recommendation or shall have resolved to do any of the foregoing;

     (e) the Merger Agreement shall have terminated in accordance with its terms; or

     (f) the Company shall not have obtained a waiver to the provision in its Financing Agreement that an event of default shall occur and exist thereunder as a result of the purchase of the Shares in a number equal to or greater than the Minimum Condition pursuant to the Offer.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, corporate organization, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and subject applicable laws or agreements to which the Company or its assets may be subject, financial statements, public filings, conduct of business, employee benefit plans, ERISA, intellectual property, labor and employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' and finders' fees, title to properties, absence of liens, votes required to approve the Merger Agreement, undisclosed liabilities, product liability, disclosures in proxy statement and tender offer documents and the absence of material adverse changes.

     In the Merger Agreement, each of Parent and the Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the Certificate of Incorporation and By-laws of Parent and the Purchaser or laws applicable to Parent or the Purchaser, availability of funds to consummate the Offer and the Merger, brokers' fees, disclosures in proxy statement and tender offer documents and no prior activities by the Purchaser.

     The Merger. The Merger Agreement provides that following consummation of the Offer, subject to the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon (if then required by the Delaware General Corporation Law), approval by certain regulatory authorities and compliance with certain other covenants and conditions, the Purchaser will be merged with and into the Company, at which time the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. Following consummation of the Merger, the Company, as the Surviving Corporation, will be a wholly owned subsidiary of Parent.

     Conditions to the Merger. The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or the Purchaser, as the case may be, to the extent permitted by applicable law: (i) each party to the Merger Agreement shall have performed in all material respects its respective obligations under the Merger Agreement required to be performed by it prior to the Effective Time; (ii) all representations and warranties contained in the Merger Agreement shall have been true and correct in all material respects at the time made and shall be true and correct in all material respects as of the Effective Time as though made on and as of such date; (iii) the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law and the Certificate of Incorporation of the Company, in order to consummate the Merger; (iv) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger; (v) there shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; (vi) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; and (vii) the employees and the directors of the Company shall have consented to the treatment of Options in the Merger Agreement.

     The Company Board. Promptly upon the purchase of and payment for any Shares by Parent or any of its subsidiaries pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board shall equal the percentage of the outstanding Shares beneficially owned by Parent and its affiliates. In furtherance thereof, the Company shall, upon request of the Purchaser, use its best efforts promptly to cause Parent's designees to be so elected to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Company Board. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company, and (ii) each committee (or similar body) of the Company Board. Notwithstanding the foregoing Parent, the Purchaser and the Company have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time be, Continuing Directors. The term 'Continuing Director' means (i) any member of the Company Board on February 28, 1998, (ii) any member of the Company Board who is unaffiliated with, and not a designee or nominee of Parent or the Purchaser, or (iii) any successor of a Continuing Director who is
(A) unaffiliated with, and not a designee or nominee, of Parent or the Purchaser, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Company Board, and in each case under this clause (iii), who is not an employee of the Company. The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations, including mailing to stockholders the information required by Section 14(f) and Rule 14f-1, as is necessary to enable Parent's designees to be elected to the Company Board. Parent or the Purchaser will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

     From and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment or modification of the Merger Agreement, any amendment to the Certificate of Incorporation or By-laws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions and transactions contemplated by the Merger Agreement and the full Company Board.

     Stockholders' Meeting; Proxy Statement. If required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable law: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the 'Special Meeting') as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement in accordance with the Exchange Act relating to the Merger and the Merger Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the Exchange Act and the Commission in the Proxy Statement (as defined below) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the 'Proxy Statement') to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of Company Agreement. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     Options. The Merger Agreement provides that, immediately prior to the Effective Time of the Merger, each then outstanding option to purchase Shares (in each case, an 'Option'), whether or not then exercisable, shall be canceled by the Company and in consideration of such cancellation and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, the Purchaser) shall pay to the holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest). If required, the Company shall cause the Company's employees and directors to consent to the transactions, no later than the Effective Time. All stock option or other equity based plans maintained with respect to the Shares ('Option Plans') shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, until the acquisition of Shares pursuant to the Offer, except as specifically contemplated by the Merger Agreement, the Company shall and shall cause its subsidiaries to carry on their respective businesses in the ordinary course and use all reasonable best efforts consistent with good business judgment to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with desirable customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time. Without limiting the generality of the foregoing, the Company has covenanted and agreed that, except as expressly contemplated by the Merger Agreement or the schedules thereto, after the date of the Merger Agreement and prior to the Effective Date:

          (i) neither the Company nor any of its subsidiaries shall, directly or indirectly, amend its Certificate of Incorporation or By-laws or similar organizational documents;


          (ii) neither the Company nor any of its subsidiaries shall: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, except that a wholly-owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with the Option Plans as in effect on the date the Merger Agreement; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the subsidiaries of the Company;

          (iii) except as permitted by the Merger Agreement, neither the Company nor any of its subsidiaries shall acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company or any of the Company's subsidiaries) or (B) any assets, including real estate, except (x) purchases in the ordinary course of business consistent with past practice or (y) expenditures consistent with the Company's current capital budget previously provided to Parent (the 'Capital Budget');

          (iv) neither the Company nor any of its subsidiaries shall make any new capital expenditure or expenditures, other than capital expenditures not to exceed, in the aggregate, the amounts provided for capital expenditures in the Capital Budget;

          (v) neither the Company nor any of its subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any material contract or agreement set forth in the SEC Documents to which the Company or any subsidiary is a party where such amendment or termination would have a Material Adverse Affect, or waive, release or assign any material rights or claims;

          (vi) neither the Company nor any of its subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

          (vii) neither the Company nor any of its subsidiaries shall: (i) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or key employee of the Company or any its subsidiaries; or (ii) hire or agree to hire any new or additional key employees or officers;

          (viii) neither the Company nor any of its subsidiaries shall, except as required to comply with applicable law or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate or amend any Benefit Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such Benefit Plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice to employees other than directors, officers or senior management personnel and that, in the aggregate, do not result in a significant increase in benefits or compensation expense to the Company and its subsidiaries relative to the level in effect prior to such action (but in no event shall the aggregate amount of all such increases exceed 3% of the aggregate annualized compensation expense of the Company and its subsidiaries reported in the most recent audited financial statements of the Company included in the SEC Documents)), (C) pay any benefit not provided for under any Benefit Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (ix) neither the Company nor any of its subsidiaries shall: (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability except as set forth in the applicable schedule to the Merger Agreement; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); (v) settle any claims other than in the ordinary course of business, in accordance with past practice, and without admission of liability; or (vi) enter into any material commitment or transaction;

          (x) neither the Company nor any of its subsidiaries shall change any of the accounting methods used by it unless required by GAAP;

          (xi) neither the Company nor any of its subsidiaries shall make any Tax election or settle or compromise any material Tax liability;

          (xii) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; or, except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; and

          (xiii) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     In addition, pursuant to the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action that would result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) subject to the Company's right to take action specifically permitted by the provisions of the Merger Agreement described under '--Negotiations' below, any of the conditions to the Offer not being satisfied.

     Access; Confidentiality. Pursuant to the Merger Agreement, upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities Laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. Except as otherwise agreed to by the Company, unless and until Parent and the Purchaser shall have purchased at least a majority of the outstanding Shares pursuant to the Offer, Parent will be bound by the terms of a confidentiality agreement with the principal stockholders of the Company, dated February 16, 1998.

     Reasonable Efforts; Notification. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from any Governmental Entity and the making of all necessary registrations and filings (including filings with any Governmental Entity, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of any of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement; provided, however, that in connection with any filing or submission or other action required to be made or taken by any party to effect the Merger and all other transactions contemplated by the Merger Agreement, the Company shall not without the prior written consent of Parent commit to any divestiture transaction and Parent shall not be required to divest or hold separate or otherwise take or commence to take any action that, in the reasonable discretion of Parent, limits its freedom of action with respect to, or its ability to retain, the Company or any of its affiliates or any material portion of the assets of the Company. In connection with and without limiting the foregoing, the Merger Agreement provides that the Company and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger or the Merger Agreement or any other transaction contemplated by the Merger Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

     Pursuant to the Merger Agreement, each of the Company, Parent and the Purchaser has agreed to provide prompt notice to the other of (i) any of their representations or warranties contained in the Merger Agreement becoming untrue or inaccurate in any respect (including in the case of representations or warranties receiving knowledge of any fact, event or circumstance which may cause any representation qualified as to the knowledge to be or become untrue or inaccurate in any respect) or (ii) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

     Negotiations. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or knowingly encourage the submission of, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that, prior to the acceptance for payment of Shares pursuant to the Offer, if in the reasonable determination of the Company Board, after receiving advice from outside legal counsel to the Company, such failure to act would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, and subject to compliance with the last paragraph of this section entitled 'Negotiations,' (A) furnish information with respect to the Company to any person pursuant to a confidentiality agreement with terms and conditions similar to the Confidentiality Agreement and (B) participate in negotiations regarding such Takeover Proposal. For purposes of the Merger Agreement, 'Takeover Proposal' means (i) any bona fide proposal or offer from any Person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company or any of its subsidiaries or of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning shares of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement which (ii) the Company Board reasonably determines in good faith (based on advice of its financial advisors) is more favorable to all of the Company's stockholders from a financial point of view than the Offer and the Merger (taking into account any improvements to the Offer and the Merger proposed in writing by Parent).

     Pursuant to the Merger Agreement, the Company has agreed that neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the time of acceptance by the Purchaser for payment of Shares in the Offer if in the reasonable determination of the Company Board, and after receiving advice from outside legal counsel to the Company, failure to do so would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, the Company Board may (subject to the terms of this and the following sentences) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Takeover Proposal, or enter into an agreement with respect to a Takeover Proposal, in each case at any time following delivery by the Company to Parent of written notice (a 'Notice of Takeover Proposal') advising Parent that the Company Board has received a Takeover Proposal, and specifying the material terms and conditions of such Takeover Proposal and identifying the Person making such Takeover Proposal unless the Takeover Proposal by its terms prohibits disclosure.

     Pursuant to the Merger Agreement, the Company has agreed that, in addition to the obligations of the Company set forth in the immediately preceding paragraph, the Company shall advise Parent of any request for information, and the material terms and conditions of such request and the identity of the Person making any such Takeover Proposal if allowed by the Takeover Proposal or inquiry, and (ii) the Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or inquiry.

     Indemnification. The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation set forth in the Certificate of Incorporation and By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law. Pursuant to the Merger Agreement the Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the 'Indemnified Parties') against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, bought or filed, (x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the respective Certificate of Incorporation or By-Laws of the Company or its subsidiaries as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation,
(ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. These indemnity agreements shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms (including the amounts of coverage and the amounts of deductibles, if any) that are comparable to the terms now applicable to directors and officers of Parent, or, if more favorable to the Company's directors and officers, the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

     (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have designated a majority of the directors pursuant to the applicable provisions of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

     (b) By either Parent or the Company: (i) if the Offer shall have expired without any Shares being purchased therein by June 1, 1998; provided, however, that the right to terminate the Merger Agreement under this clause (b)(i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or prior to such date; or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     (c) By the Company Board: (i) if the Company has approved a Takeover Proposal in accordance with the provisions of the Merger Agreement described under '--Negotiations' above, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Termination Fee (as defined under '--Termination Fee' below); or (ii) if, prior to the purchase of the Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or (iii) if Parent or the Purchaser shall have terminated the Offer or the Offer expires without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this clause (c) (iii) if the Company is in material breach of the Merger Agreement; or (iv) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (c)(iv) if the Company is in material breach the Merger Agreement.

     (d) By Parent or the Purchaser: (i) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have approved a Takeover Proposal in accordance with the provisions of the Merger Agreement described under '--Negotiations' above; or (ii) if Parent or the Purchaser shall have terminated the Offer without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this clause (d)(ii) if Parent or the Purchaser is in material breach of the Merger Agreement; or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth above under '--Conditions to the Offer,' Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer.

     Termination Fee. Pursuant to the Merger Agreement, the Company shall pay, or cause to be paid, in same day funds to Parent the amount of $3,750,000 (the 'Termination Fee') upon demand if

          (i) Parent or the Purchaser terminates the Merger Agreement under clause (d)(i) described above under '--Termination', or


          (ii) the Company terminates the Merger Agreement pursuant to clause
     (c)(i) described above under '--Termination' prior to any termination of the Merger Agreement, a Takeover Proposal shall have been made and within nine months after the termination of the Merger Agreement a transaction constituting a Takeover Proposal is consummated or the Company enters into an agreement with respect to or approves or recommends a Takeover Proposal (whether or not related to a Takeover Proposal made prior to any termination of the Merger Agreement);

provided, that no payment shall be made if the Merger Agreement has been terminated pursuant to clause (b)(i), (c)(ii), (c)(iii) or (c)(iv) described above under '--Termination'; and provided further, that if a Takeover Proposal (whether or not related to a Takeover Proposal made prior to any termination of the Merger Agreement) is made at a lower price per share than the Offer Price, then the Company shall only pay in same day funds to the Purchaser the amount of Parent's and the Purchaser's documented expenses (not to exceed $500,000) in connection with the Merger Agreement and the transactions contemplated thereby.

Confidentiality Agreement

     The Thomas H. Lee Company (the 'THL Co.'), the Company's principal stockholder, and Parent entered into a Confidentiality Agreement dated February 16, 1998 (the 'Confidentiality Agreement'). The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as
Exhibit 4 to this Schedule and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed, subject to certain exceptions, to keep confidential, as more fully described therein, certain nonpublic, confidential, information concerning the Company which is furnished to Parent by or on behalf of the Company (the 'Evaluation Material'), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction involving the Company and Parent and not in any way detrimental to the Company.

     Parent has also agreed in the Confidentiality Agreement to certain standstill provisions for a period of two years from the date thereof, with respect to certain actions involving or leading to a transaction with the Company without the prior written consent of the Company's Board of Directors. Parent has also agreed in the Confidentiality Agreement that until the earlier of (i) the acquisition of the Company by Parent and (ii) two years from the date of the Confidentiality Agreement, it shall not initiate or maintain contact (except for contacts in the ordinary course of business) with any officer, director, employee, supplier, distributor, broker or customer of the Company concerning its operations, assets, prospects or finances, except with the express written consent of the Company.

     Parent has further agreed in the Confidentiality Agreement that, for a period of two years from the date of the Confidentiality Agreement, unless Parent receives the prior written consent of the Company, Parent will not, directly or indirectly solicit for employment or hire any person who is currently employed in a senior management position by the Company, except as such employment may be accomplished pursuant to the consummation of a transaction with the Company as contemplated by the Confidentiality Agreement or pursuant to general solicitations of employment through advertisements or similar means not directed towards employees of the Company or towards a class of persons who only could be employed by the Company.

AGREEMENTS WITH AFFILIATES

Stock Sale Agreement

     On February 28, 1998, Parent and certain stockholders affiliated with the THL Co. (such stockholders being, the 'Major Stockholders') entered into a Stock Sale Agreement (the 'Stock Sale Agreement'). The following is a summary of certain provisions of the Stock Sale Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Sale Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

     Pursuant to the Stock Sale Agreement, each Major Stockholder has agreed that in the event that within nine months following the date of the Stock Sale Agreement the Major Stockholders shall sell, transfer or otherwise commit to dispose of any or all of the shares of Common Stock owned by such Major Stockholders to any party other than Parent or an affiliate of Parent (a 'Sale') and realize a Profit (as defined below) from such Sale, then the Major Stockholders shall pay to Parent an amount equal to the Profit. Such amount shall be paid to Parent promptly following the receipt of proceeds by the Major Stockholders or their affiliates from such Sale. The term

'Profit' shall mean the excess, if any, of (a) the aggregate consideration received by the Major Stockholders or their affiliates in connection with the Sale over (b) the number of shares of Common Stock sold, transferred or disposed of in connection with the Sale multiplied by the Offer Price (as defined in the Merger Agreement). Notwithstanding the foregoing, the Major Stockholders will not have any obligation to pay the Profit to Parent unless Parent is entitled to the Termination Fee pursuant to the Merger Agreement.

Management Agreement

     On July 31, 1992, the Company and the THL Co. entered into a Management

Agreement pursuant to which the Company engaged the THL Co. to provide consulting and management advisory services to the Company for a period of five years, renewable on a year-to-year basis thereafter. The terms of the Management Agreement are summarized in the Proxy Statement filed as Exhibit 2 to this Schedule, the relevant portions of which are incorporated herein by reference. The Management Agreement provides that in consideration of the consulting services, the Company pays an annual fee to the THL Co. of $180,000 plus expenses. Management of the Company believes that this Management Agreement is on terms no less favorable to the Company than could have been obtained from an independent third party.

Shareholders' Agreement and Registration Rights Agreement.

     In connection with the acquisition by the Company's wholly-owned subsidiary, BRK Brands, Inc., of substantially all of the assets of the BRK Electronics Division of Pittway Corporation, effective as of July 31, 1992, the Company entered into a Shareholders' Agreement (the 'Shareholders' Agreement') and a Registration Rights Agreement (the 'Registration Rights Agreement') with the initial investors in the Company (the 'Initial Shareholders'). The terms of the Shareholders' Agreement and the Registration Rights Agreement are summarized in the Proxy Statement filed as Exhibit 2 to this Schedule, the relevant portions of which are incorporated herein by reference. In accordance with the terms of the Shareholders' Agreement, the Initial Shareholders and Malcolm Candlish are obligated to vote their shares of Common Stock to elect a Board of Directors of the Company consisting of up to two directors designated by the ML-Lee Acquisition Funds, two directors designated by Thomas H. Lee Equity Partners, L.P. ('Equity Partners') and three directors designated by affiliates of the THL Co. (other than the ML-Lee Acquisition Funds and Equity Partners).

     Pursuant to the Registration Rights Agreement, Equity Partners, the ML-Lee Acquisition Funds and their respective affiliates holding in the aggregate twenty-five percent (25%) of the shares of Common Stock subject to the Registration Rights Agreement may require the Company to effect the registration of shares of Common Stock held by the Initial Shareholders for sale to the public on three occasions, subject to certain conditions and limitations. In addition, under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act of 1933, as amended, whether for its own account or otherwise, the Initial Shareholders are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations. All fees, costs and expenses of any registration effected on behalf of the Initial Shareholders under the Registration Rights Agreement (other than underwriting discounts and commissions) will be paid by the Company.

OTHER AGREEMENTS

Certain Employment Agreements

     On September 18, 1996, the Company entered into an Employment Agreement with B. Joseph Messner. The following is a summary of certain provisions of such agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 8 to this Schedule and is incorporated herein by reference.


     Mr. Messner's agreement provides for a three-year term of employment with additional consecutive one-year terms after September 30, 1999, unless terminated by either the Company or Mr. Messner, during which Mr. Messner will serve as President and Chief Executive Officer of the Company in consideration of a specified annual base salary, which may be increased from time to time. In addition to a base salary, Mr. Messner is also eligible to receive incentive payments as the Company's Board of Directors may determine from time to time and certain other employment benefits.

     Mr. Messner's agreement also provides that upon his termination without cause, as defined in the agreement, Mr. Messner is entitled to receive as severance the greater of (i) the balance of salary payments due under the agreement or (ii) two years' salary as in effect on the effective date of termination, and upon his termination as a result of the Company's election not to renew the agreement, Mr. Messner is entitled to receive as severance his salary for twelve months from the date on which the Company delivered written notice of its election not to renew the agreement; in either case, Mr. Messner's severance will be subject to reduction on a dollar-for-dollar basis by any compensation received by Mr. Messner if he obtains other employment during such period, unless he is terminated in connection with a change of control, as defined in the agreement, in which event his severance payments will not be subject to such reduction. Subject to certain limitations, Mr. Messner also continues to participate in medical benefit plans and to receive other fringe benefits during the severance period. The agreement also provides that during the period of employment, and for a period of twelve months following termination, whether such termination is due to a voluntary termination by Mr. Messner or otherwise, Mr. Messner will not, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Messner's ability to communicate confidential information concerning the Company to third parties.

     The Company and Malcolm Candlish entered into an Employment Agreement dated as of January 1, 1997, which provides for a three-year term of employment in consideration of an annual base salary of $100,000 per year. The following is a summary of certain provisions of such agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 9 to this Schedule and is incorporated herein by reference.

     In addition to the base salary, Mr. Candlish is eligible to receive incentive payments as the Company's Board of Directors may determine from time to time and certain other employment benefits. During the term of the agreement, Mr. Candlish will perform such duties as he may be directed to perform by the Board of Directors of the Company from time to time, including serving as Chairman of the Board of the Company. Mr. Candlish's agreement also provides that during the period of employment and for a period of twelve months following the later of the date of termination of his employment and the date of termination of salary payments thereunder, Mr. Candlish will not, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Candlish's ability to communicate confidential information concerning the Company to third parties.

Non-Competition Agreements

     Each of B. Joseph Messner and Michael A. Rohl has entered into a Noncompetition Agreement with the Company dated as of February 27, 1998 (collectively, the 'Noncompetition Agreements'). The following is a summary of certain provisions of the Noncompetition Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Noncompetition Agreements, copies of which are filed as Exhibits 10 and 11 hereto and are incorporated herein by reference.

     Each of the Noncompetition Agreements takes effect if the Company terminates the employment of such executive for reasons other than 'cause' or such executive terminates his employment for 'good reason' within two years after a 'change of control' (as such terms are defined in the Noncompetition Agreement). The consummation of the Offer will constitute a 'change of control' for this purpose. Each Noncompetition Agreement provides that during the five-year period following such a termination of employment (the 'Noncompetition Period'), the executive will not engage in or participate in, directly or indirectly, any business which competes with the Company anywhere in the world where the Company or any of its divisions, subsidiaries or affiliates then conduct business. A business is considered to compete with the Company if it engages directly or indirectly in the business of designing, manufacturing, marketing, distributing or selling (1) residential smoke detectors which are not capable of being monitored by an alarm control panel, (2) fire extinguishers,
(3) carbon monoxide detectors or (4) any other products which the Company is developing, designing, manufacturing, marketing, distributing or selling during the executive's employment with the

Company. In addition, during the Noncompetition Period, each of the executives will not solicit, or attempt to solicit, any officer, director, consultant, executive or employee of the Company or any of its divisions, subsidiaries or affiliates to leave his or her engagement with the Company or such division, subsidiary or affiliate, nor will he call upon, solicit, divert or attempt to solicit or divert any customers or suppliers (or potential customers or suppliers) of the Company or any of its divisions, subsidiaries or affiliates (other than customers or suppliers with respect to a business which does not compete with the Company). In consideration for such noncompetition and nonsolicitation covenants, the Company will make a cash payment of $1,000,000 to Mr. Messner and a cash payment of $300,000 to Mr. Rohl, in each case within 10 days following the date of the commencement of such executive's Noncompetition Period.


Salary Continuation Arrangements

     Each of Mark A. Devine, Douglas H. Kellam, Edward J. Tyranski and Mark K. Welch has entered into a letter agreement with the Company concerning the continuation of salary payments (collectively, the 'Salary Continuation Agreements'). The following is a summary of certain provisions of the Salary Continuation Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Salary Continuation Agreements, copies of which are filed as Exhibits 12, 13, 14 and 15 hereto and are incorporated herein by reference.

     On April 15, 1997, Mr. Kellam was given extended salary continuation benefits by BRK Brands, Inc. ('BRK'), a subsidiary of the Company, consisting of up to one year of base salary plus continuation of any life, accident, disability, health and dental insurance plans and other similar fringe benefits for the same period. The benefits continue after termination until Mr. Kellam becomes employed, dies, becomes incapacitated or has received one year of payments. These benefits are payable to Mr. Kellam if his employment with BRK is terminated without cause attributable to him.

     On February 27, 1998, Messrs. Devine, Tyranski and Welch were given extended salary continuation benefits by BRK consisting of up to one year of base salary plus continuation of any life, accident, disability, health and dental insurance plans and other similar fringe benefits for the same period. The benefits continue after termination until Mr. Devine, Tyranski or Welch respectively, becomes employed, dies, becomes incapacitated or has received one year of payments. These benefits are payable to these individuals if their employment with BRK is terminated without cause attributable to them.

Termination Benefits Agreement

     On July 5, 1995, BRK Brands, Inc. and Michael A. Rohl entered into a Termination Benefits Agreement which agreement was amended on September 26, 1997 (as amended, the 'Termination Benefits Agreement'). The following is a summary of certain provisions of the Termination Benefits Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Termination Benefits Agreement, a copy of which is filed as
Exhibit 16 to this Schedule and is incorporated herein by reference.

     The Termination Benefits Agreement with Mr. Rohl provides for severance benefits intended to operate as an incentive for him to continue to be employed by the Company and to refrain from activities contrary to the interests of the Company and its affiliates. The Termination Benefits Agreement provides for the continuance of base salary and other current employee benefits in the event Mr. Rohl's employment is terminated under certain conditions. Such salary payments are to continue for a minimum of three months, and thereafter shall continue until such time as Mr. Rohl becomes employed, dies, becomes incapacitated or has received a total of one year of payments. In addition, Mr. Rohl shall continue to participate in any life, accident, disability, health and dental insurance plans and other similar fringe benefits for a period of six months from the date of termination unless he becomes employed prior to the end of such six month period in which event his participation in the foregoing benefit plans will terminate on such earlier date as he becomes eligible for coverage under any benefit plan offered by virtue of his new employment. The agreement also provides that during the period of employment and for a period of one year following termination, Mr. Rohl will not, without the prior written consent of the Company, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Rohl's ability to communicate confidential information concerning the Company to third parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation

     THE BOARD OF DIRECTORS OF THE COMPANY (THE 'BOARD'), BY THE UNANIMOUS VOTE OF ALL DIRECTORS, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS AND HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER. The Board's determination and recommendation were made at the Board's February 28, 1998 meeting at which all of the Company's directors were present by telephonic conference.

     The Board's recommendation is based in part on the verbal opinions delivered by each of Salomon Brothers Inc and Smith Barney Inc. (collectively doing business as 'Salomon Smith Barney') and NationsBanc Montgomery Securities LLC ('NationsBanc Montgomery Securities'), financial advisors to the Company, on February 28, 1998, that, as of such date, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company. Each of Salomon Smith Barney and NationsBanc Montgomery Securities subsequently confirmed its opinion in a written opinion dated February 28, 1998 following the Board meeting. The full text of each of the opinions, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by each of the financial advisors, is attached as Annex I (and filed as Exhibits 6 and 7, respectively) to this Schedule and is incorporated herein by reference.

     A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

     (b) Background for the Recommendation

     Following its regularly scheduled Board meeting on February 5, 1998, several members of the Company's Board of Directors discussed informally the possibility of and the prospects for selling the Company. At that time, no proposals or expressions of interest in any business combination involving the Company had been received. It was the consensus of the Directors participating in this discussion that it was unlikely that any proposal adequately valuing the

Company could be obtained at that time through any sales process.

     On February 9, 1998, a representative of Morgan Stanley & Co. ('Morgan Stanley'), the investment bank retained by Parent, contacted a member of the Board of the Company, who is also a representative of the THL Co., to discuss Parent's interest in the Company and in another company in which the THL Co. had a significant equity interest.

     On February 11, 1998, representatives of Morgan Stanley and Parent met with three members of the Board of Directors of the Company who are also affiliated with the THL Co. Morgan Stanley expressed Parent's serious interest in a possible business combination involving the Company.

     On February 12, 1998, after the Company publicly announced an adverse jury verdict awarding $16.9 million, a Company representative called Morgan Stanley to explain the jury verdict and to confirm Parent's interest in light of the verdict. After Parent confirmed its interest in continuing discussions concerning an acquisition of the Company, on February 17, 1998, B. Joseph Messner, President and Chief Executive Officer of the Company, legal advisors to the Company and insurance advisors to the Company discussed the jury verdict with Parent and its advisors. This call was followed on February 18, 1998 by a meeting between representatives of Parent and the insurance advisors to the Company to discuss the Company's financial exposure, and ability to obtain insurance, with respect to the subject matter of the jury verdict.

     On February 16, Parent agreed, pursuant to the terms of a Confidentiality Agreement, among other things, to treat as confidential certain information provided to it by or on behalf of the Company.

     On February 19, 1998, Mr. Messner met in New York City with Parent and Morgan Stanley to discuss the business and financial affairs of the Company and the possible strategic impact a transaction would have on Parent.

     On February 20, 1998, Morgan Stanley contacted one of the Company's Directors and indicated Parent's desire to discuss in more detail a proposal for the acquisition of the Company. The Director indicated that he would have to discuss any proposal with the full Board of Directors of the Company and that a representative of the Board of Directors would then get back to Morgan Stanley.

     On February 22, 1998, the Board of Directors of the Company conducted a telephonic Board meeting with all Directors participating, other than David Harkins. Legal counsel to the Company was also present. Company counsel advised the Board of Directors with respect to its duties in considering any proposal. The Board resolved to form a Special Committee consisting of Directors who were not employees of the Company and were not affiliated with the THL Co. (the 'Special Committee') to consider Parent's proposal. The Board then resolved to approve the engagement of financial advisors and special legal counsel to advise the Special Committee on behalf of the Company with respect to the proposal.

After the meeting on the 22nd, the Special Committee engaged Salomon Smith Barney and NationsBanc Montgomery Securities to act as financial advisors to the Special Committee. On February 23, 1998, the Special Committee hired special legal counsel to advise the Special Committee with respect to the proposal.

     Salomon Smith Barney commenced discussions with Morgan Stanley on February 22, 1998. Morgan Stanley communicated the Parent's proposal to acquire all equity securities of the Company at a price of $4.50 per share, payable one-half in cash and one-half in equity securities of Parent.

     On February 24th, the Special Committee's financial advisors visited the Company to conduct due diligence in connection with determining the fairness of a potential transaction between Parent and the Company. Mr. Messner, several executive officers of the Company and certain legal advisors to the Company were present. In addition, discussions continued between the Company's financial advisors and Parent's financial advisors on February 23rd and 24th, and on the evening of February 24th, Parent modified its offer to $5.00 per share, one-half payable in cash and one-half payable in equity securities of Parent. The Special Committee's financial advisors responded by indicating that Parent should consider an all cash offer at a higher price.

     On February 25, 1998, Parent's representatives visited the Company's facilities and discussions continued regarding possible synergies between Parent and the Company. Late in the afternoon, the Board of Directors of the Company conducted a telephonic meeting to discuss the status of the proposal. Mr. Messner and the Special Committee's financial advisors updated the Special Committee and the Board of Directors on the current terms of the proposal and informed the Special Committee and the Board of Directors that on February 25th and 26th Parent's advisors were conducting extensive due diligence on the Company.

     On February 26, 1998, discussions continued between the Special Committee's financial advisors and Parent's financial advisors regarding the terms of the transaction, including the price payable to stockholders. Parent modified its proposal to an all cash tender offer at $5.00 per share.

     While negotiations regarding price were continuing, legal, accounting and business due diligence was carried out by representatives of Parent at the facilities of the Company and its accountants. On the same day, Parent's legal advisors delivered proposed drafts of transaction documents to the Special Committee's legal counsel. The draft documents contemplated a tender offer by the Purchaser, a wholly-owned indirect subsidiary of Parent, for all outstanding shares of the Company to be followed by a merger of the Purchaser with and into the Company. Early in the evening of February 26, 1998, the Special Committee and the other members of the Board of Directors of the Company convened by telephone and were briefed on the status of the proposal. The Special Committee and the other members of the Board of Directors decided to meet in person on February 27, 1998. Late in the evening of February 26, 1998, special legal counsel to the Special Committee furnished comments to Parent's counsel regarding the transaction documents.

     On the morning of February 27, 1998, the Special Committee and the full Board of Directors of the Company convened, with all directors present in person, except Mr. Messner who participated by telephone. For several hours, the members of the Special Committee and the Board of Directors discussed the status of the proposal and were advised by special legal counsel as to their responsibilities to stockholders. The financial advisors described in detail their respective financial analyses with respect to the fairness of the proposal. The Board of Directors agreed to reconvene the next day.

     During the day of February 27th, Parent continued its legal due diligence and the Company and its financial advisors continued discussions regarding the fairness of the potential transaction. After the meeting, negotiations proceeded between advisors and counsel of Parent and the Special Committee. Late in the evening, Parent proposed to purchase, in a tender offer, all outstanding shares of the Company at a price of $5.25, net to the seller in cash.

     The Special Committee and the Board of Directors of the Company reconvened by telephone on the morning of February 28, 1998. The Company's financial advisors verbally presented their respective opinions as to the fairness of the transaction and after discussion, the Special Committee voted to recommend to the Company's Board of Directors approval of the transaction. After further discussion, the Company's Board of Directors approved the transaction on the terms presented at the meeting and authorized the Company, with the assistance and advice of special legal counsel to the Special Committee, to complete the negotiation and execution of a definitive agreement. The Special Committee and the Board of Directors also approved, for purposes of Section 203 of the Delaware General Corporation Law, the Stock Sale Agreement. After the meeting, documentation of the transaction was completed and a definitive agreement was executed on the evening of February 28, 1998.

     On March 2, 1998, each of the Company and Parent publicly announced the execution of a definitive agreement between the companies. A copy of the Press Release issued by the Company on March 2, 1998 is filed as Exhibit 17 to this Schedule and is incorporated herein by reference.

     (c) Factors Considered by the Board

     In determining to approve the Merger Agreement and recommend to the Company's stockholders that they accept the Offer and tender their Common Stock pursuant thereto, the Board of Directors considered the background described above and a number of factors, including, without limitation, the following:

          (i) The familiarity of the Board with the Company's business, operations, financial conditions and prospects and the competitive environment for residential safety products companies generally.

          (ii) The views expressed by management of the Company regarding the financial condition, results of operations, business and prospects of the Company if the Company were to remain independent, including the risks associated with product litigation exposure and the possibility of adverse product standards and regulatory changes, as well as the fact that the Company had incurred operating losses during its two most recent fiscal years.

          (iii) The structuring of the transaction with Parent as a tender offer to be followed by a merger would (a) enable stockholders to receive their cash consideration sooner than they would pursuant to a one-step merger; and (b) reduce the likelihood of a disruption in the operations of the business.

          (iv) The recent trading price of the shares of Common Stock and that the $5.25 per share of Common Stock to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 72% over the $3 1/8 closing sale price for the shares of Common Stock on NASDAQ on February 27, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement.

          (v) The presentations of Salomon Smith Barney and NationsBanc Montgomery Securities to the Board on February 27, 1998 and February 28, 1998 and oral opinions rendered to the Board on February 28, 1998 (which opinions were each subsequently confirmed by delivery of a written opinion dated February 28, 1998) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $5.25 per share cash consideration to be received by the Company's stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of each of the Salomon Smith Barney Opinion and NationsBanc Montgomery Securities Opinion, which sets forth the assumptions made, the matters considered and limitations on the review undertaken by Salomon Smith Barney and NationsBanc Montgomery Securities, respectively, is attached as Annex I (and filed as Exhibits 6 and 7, respectively) to this Schedule, and is incorporated herein by reference. Each of the Salomon Smith Barney Opinion and NationsBanc Montgomery Securities Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received by the Company's stockholders in the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read each of the Salomon Smith Barney Opinion and NationsBanc Montgomery Securities Opinion in its entirety.

          (vi) The views expressed by management and the Special Committee's financial advisors and the Board's conclusion that it was not likely that any other party would consider a transaction that was more favorable to the Company and its stockholders.

          (vii) The terms and conditions of the Merger Agreement (considered in conjunction with the terms and conditions of the Stock Sale Agreement),

     including (A) the provision permitting the Board under certain circumstances to furnish information to, and negotiate with, a third party making an unsolicited bona fide Takeover Proposal (see Item 3(b)--'The Merger Agreement--Negotiations'), (B) the provision permitting the Board under certain circumstances to terminate the Merger Agreement in order to accept a Takeover Proposal from a third party on prior written notice to Parent and upon paying Parent a fee of $3.75 million (including expenses), which amount would not, in the Board's view after consulting with Salomon Smith Barney and NationsBanc Montgomery Securities, preclude the possibility of such a Takeover Proposal although it might deter some potential Takeover Proposals and/or reduce the price per share of Common Stock payable by a Third Party in a Takeover Proposal (see Item 3(b)--'The Merger Agreement-- Negotiations,' '--Termination,' and '--Termination Fees' and Item 4(b)--'Background and Reasons for the Recommendation'), (C) the fact that Parent, a financially substantive entity (rather than a 'shell' company), is a counterparty to the Merger Agreement, and (D) the conditions to the Offer and the Merger (see Item 3(b)--'The Merger Agreement--Conditions to the Offer').

          (viii) The transactions contemplated by the Merger Agreement provided for an all cash payment to stockholders, with no financing condition.

     The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive but includes all material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Offer and the Merger is in the best interest of the stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to an engagement letter dated as of February 23, 1998 (the 'Salomon Engagement Letter'), the Company has retained Salomon Smith Barney to render financial advisory and investment banking services to the Special Committee of the Board of Directors of the Company in connection with a possible sale of the Company or an interest in the Company to another corporation or other business entity (a 'Transaction'). For such financial advisory and investment banking services, the Company agreed to pay Salomon Smith Barney .50% of the Aggregate Consideration payable in connection with the transaction. For purposes of this transaction, Aggregate Consideration is deemed to include the aggregate amount payable to the Company or its stockholders in connection with the transaction, plus the amount of indebtedness (i) existing on the Company's balance sheet as of the time of the transaction or (ii) retired or repaid in connection with or in anticipation of the transaction. In addition, the Company has agreed to reimburse Salomon Smith Barney for its reasonable out-of-pocket expenses (including reasonable fees and disbursements) and to indemnify Salomon Smith Barney against certain liabilities relating to or arising out of services performed by it as financial advisor to the Special Committee of the Board of Directors of the Company in connection with a Transaction.

     Pursuant to an engagement letter dated as of February 27, 1998 (the 'NationsBanc Montgomery Securities Engagement Letter'), the Company has retained NationsBanc Montgomery Securities to render to the Special

Committee of the Board of Directors of the Company with respect to the fairness from the financial point of view to the Company's stockholders of the consideration to be received by them in connection with the sale of the Company to Parent. For such services, the Company agreed to pay NationsBanc Montgomery Securities a fee of .50% of the total consideration of the transaction. For purposes of this transaction, the total consideration is deemed to include the sum of the cash, market value of marketable equity securities or interests, fair value of unmarketable equity securities or interests, face amount of straight and convertible debt instruments or obligations issued or issuable from, and the amount of any indebtedness of the acquired party assumed directly or indirectly by, an acquiring party in connection with a potential transaction and fair value of future payment obligations arising in connection with the transaction. In addition, the Company has agreed to reimburse NationsBanc Montgomery Securities for its reasonable out-of-pocket expenses (including reasonable fees and disbursements) and to indemnify NationsBanc Montgomery Securities against certain liabilities relating to or arising out of services performed by it as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the sale of the Company to Parent.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Offer.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Transactions in Securities

     To the knowledge of the Company, with the exception of (i) the award of options to purchase 10,824 shares of Common Stock on January 2, 1998 to each of John R. Albers and Albert L. Prillaman, (ii) the award of options to purchase 100,000, 25,000, 40,000, 25,000, 25,000 and 40,000 shares of Common Stock on
February 5, 1998 to Messrs. Devine, Kellam, Messner, Rohl, Tyranski and Welch, respectively, and (iii) the purchase of 40,000 shares of Common Stock by Mr. Albers on January 29, 1998 (following the sale on December 18, 1997 of 40,000 shares of Common Stock for which transactions Mr. Albers paid the Company $3,125 for short swing profit on January 30, 1998), no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Intent to Tender

     To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Offer all shares of Common Stock that are held of record or beneficially owned by such persons other than Mr. Albers who would be subject to short swing profit liability under Section 16(b) of the Securities Exchange Act of 1934, as amended if he tendered his shares of Common Stock. Mr. Albers intends to vote in favor of the Merger upon successful completion of the Offer, if a stockholder vote is necessary.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Negotiations

     Except as set forth in this Schedule, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
COMPANY--(CONTINUED)

     (b) Transactions and Other Matters

     Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7 (a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex II is being furnished in connection with the contemplated designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders following the purchase by Purchaser of the number of shares of Common Stock pursuant to the Offer necessary to satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  -- Agreement and Plan of Merger, dated as of February 28, 1998, among the Company, Parent and the Purchaser.

Exhibit 2  -- The Company's Proxy Statement on Schedule 14A, filed on April 7,
              1997.

Exhibit 3  -- Letter to stockholders of the Company dated March 6, 1998.*

Exhibit 4  -- Confidentiality Agreement, dated as of February 16, 1998, between the Company and Parent.


Exhibit 5  -- Stock Sale Agreement, dated as of February 28, 1998, among Parent and certain stockholders of the Company listed on the signature pages thereto.

Exhibit 6  -- Opinion of Salomon Smith Barney dated February 28, 1998.*

Exhibit 7  -- Opinion of NationsBanc Montgomery Securities dated February 28,
              1998.*

Exhibit 8  -- Employment Agreement, dated September 18, 1996, between B. Joseph
              Messner and the Company.

Exhibit 9  -- Employment Agreement, dated January 1, 1997, between Malcolm
              Candlish and the Company.

Exhibit 10 -- Noncompetition Agreement, dated February 27, 1998, between B.
              Joseph Messner and the Company.

Exhibit 11 -- Noncompetition Agreement, dated February 27, 1998, between Michael
              A. Rohl and the Company.

Exhibit 12 -- Letter Agreement, dated April 15, 1997, between Douglas H. Kellam and the Company.

Exhibit 13 -- Letter Agreement, dated February 27, 1998, between Mark A. Devine and the Company.

Exhibit 14 -- Letter Agreement, dated February 27, 1998, between Mark K. Welch and the Company.

Exhibit 15 -- Letter Agreement, dated February 27, 1998, between Edward J.
              Tyranski and the Company.

Exhibit 16 -- Termination Benefits Agreement, dated July 5, 1995, between BRK
              Brands, Inc. and Michael A. Rohl, as amended by an agreement dated September 26, 1997.

Exhibit 17 -- Press Release issued by the Company dated March 2, 1998.

------------------
* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FIRST ALERT, INC.

                                       BY:         /s/ B. JOSEPH MESSNER
                                           -------------------------------------
                                                      B. Joseph Messner
                                           President and Chief Executive Officer

Dated: March 6, 1998

                                                                         ANNEX I

SALOMON SMITH BARNEY
                                               212-816-6000
 A Member of TravelersGroup [logo]


                                                February 28, 1998

Board of Directors
First Alert, Inc.
3901 Liberty Street Road
Aurora, Illinois 60504-8122

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the "Company Common Stock"), of First Alert, Inc. (the "Company") of the consideration to be received by such holders in the proposed acquisition of the Company by Sunbeam Corporation ("Acquiror") pursuant to the Agreement and Plan of Merger, dated as of February 28, 1998 (the "Agreement"), by and among the Company, Acquiror and Sentinel Acquisition Corp., a wholly owned subsidiary of Acquiror ("Acquisition Corp.").

     As more specifically set forth in the Agreement, Acquisition Corp. will commence a tender offer (the "Proposed Tender Offer") to purchase all of the outstanding shares of Company Common Stock for a price of $5.25 per share in cash (the "Offer Price"). Following consummation of the Proposed Tender Offer, Acquisition Corp. will be merged with and into the Company (the "Proposed Merger" and, together with the Proposed Tender Offer, the "Proposed Transaction") and each then outstanding share of Company Common Stock (other than shares held by Acquiror, Acquisition Corp. or any of their subsidiaries or shares as to which appraisal rights have been properly exercised under applicable law) will be converted in the Proposed Merger into the right to receive, in cash, the Offer Price (or such higher price as may be paid for each share of Company Common Stock in the Proposed Tender Offer). We understand that certain holders of Company Common Stock have agreed to surrender to Acquiror any amount received upon a sale of shares of Company Common Stock in excess of the Offer Price.

     In connection with rendering our opinion, we have reviewed and analyzed material bearing upon the financial and operating condition and prospects of the Company including, among other things, the following: (i) a draft version of the Agreement; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three year period ended December 31, 1996 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively; (iii) certain other internal information, primarily financial in nature (including projections, forecasts and analyses

Board of Directors
First Alert, Inc.
February 28, 1998
Page 2


prepared by or on behalf of the Company's management), concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies, securities; and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We have also met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information and have further relied upon the assurances of members of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of the Company, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such evaluations or appraisals. With respect to projections, we have, upon the advice and consent of management of the Company, assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company's management as to the future financial performance of the Company and we express no view with respect to such projections or the assumptions on which they were based. We have also assumed that the definitive Agreement will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the draft of such document we have reviewed and that the Proposed Acquisition will be consummated in a timely manner and in accordance with the terms of the Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the business prospects of the Company; (iii) the historical and current market for the Company Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company; and
(iv) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist

Board of Directors
First Alert, Inc.
February 28, 1998
Page 3


and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the Proposed Transaction and does not address the Company's underlying business decision to effect the Proposed Transaction or constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender shares of the Company Common Stock in the Proposed Tender Offer or as to how such holder should vote with respect to the Proposed Merger, if such a vote is taken.

     As you are aware, Salomon Brothers Inc and Smith Barney Inc.
(collectively doing business as "Salomon Smith Barney"), are acting as financial advisor to the Independent Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee for their services, a substantial portion of which is contingent upon consummation of the Proposed Transaction. In addition, in the ordinary course of our business, Salomon Smith Barney may actively trade the debt and equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with the Company or Acquiror.

     This opinion is intended solely for the benefit and use of the Company (including its management and directors) in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney.


     Based upon and subject to the foregoing, we are of the opinion as investment bankers that the consideration to be received by the holders of the Company Common Stock in the Proposed Transaction is fair, from a financial point of view, to such holders.


                                        Very truly yours,

                                        /s/ Salomon Smith Barney
                                        -----------------------------------
                                        SALOMON SMITH BARNEY

                      NationsBanc Montgomery Securities

February 28, 1998

Special Committee of the Board of Directors
First Alert, Inc.
3901 Liberty Street Road
Aurora, IL  60504-8122

ATTN:    John R. Albers
         Albert L. Prillaman

Gentlemen:

     We understand that First Alert, Inc., a Delaware corporation ("Seller"), Sunbeam Corporation, a Delaware corporation ("Parent"), and Sentinel Acquisition Corp., a Delaware corporation ("Buyer"), propose to enter into an Agreement and Plan of Merger dated as of February 28, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, we understand that Buyer will make a cash tender offer (the "Offer") for each outstanding share of the common stock, $ .01 par value per share, of Seller ("Seller Common Stock") at a price per share of $5.25 (the "Consideration") and that thereafter Buyer will be merged into Seller in a transaction in which each outstanding share of Seller Common Stock (other than shares held by Buyer or Parent) will be converted into the Consideration (the "Merger"). The terms and conditions of the Offer and the Merger are set forth in more detail in the Merger Agreement.

     You have asked us for our opinion as investment bankers as to whether the Consideration to be received by the stockholders of Seller (other than Buyer or Parent) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise Seller with respect to alternatives to the Offer or the Merger or Seller's underlying decision to proceed with or effect the Offer or the Merger. Further, we were not requested to nor did we solicit or assist Seller in soliciting indications of interest from third parties for all or any part of Seller.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller, including the consolidated financial statements for recent years and interim periods to December 31, 1997 and certain other relevant financial and operating data relating to Seller made available to us from published sources and from the internal records of Seller; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly


                    NationsBanc Montgomery Securities LLC
   600 Montgomery Street   San Francisco, California 94111   (415) 627-2000
--------------------------------------------------------------------------------
                                 NationsBank

                      NationsBanc Montgomery Securities

First Alert, Inc.
February 28, 1998
Page 2


available information concerning the trading of, and the trading market for, Seller Common Stock and (iv) compared Seller from a financial point of view with certain other companies in the home security and consumer durables industries which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the home security and consumer durables industries which we deemed to be comparable, in whole or in part, to the Offer and the Merger;
(vi) prepared a discounted cash flow analysis and compared these results to the Consideration; (vii) reviewed and discussed with representatives of the management of Seller certain information of a business and financial nature regarding Seller, furnished to us by them, including financial forecasts and related assumptions of Seller; (viii) made inquiries regarding and discussed the Offer and the Merger and the Merger Agreement and other matters related thereto with Seller's counsel; and (ix) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller provided to us by Seller management, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management at the time of preparation as to the future financial performance of Seller and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller's assets, financial condition, results of operations, business or prospects since the dates of its last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller and the Merger Agreement, including the legal status and financial reporting of litigation involving Seller. We have assumed that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as

                      NationsBanc Montgomery Securities

First Alert, Inc.
February 28, 1998
Page 3


in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Seller of any of the conditions to its obligations thereunder.

     We have been retained solely for the purposes of rendering an opinion to the Special Committee of the Board of Directors of Seller as to the fairness to the stockholders of Seller from a financial point of view of the Consideration and will receive a fee for our services, the payment of which is contingent on consummation of the Offer and the Merger. In addition, one of our affiliates is a senior lender to Seller.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the stockholders of Seller pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

     This opinion is directed to the Special Committee of the Board of Directors of Seller in its consideration of the Offer and the Merger and is not a recommendation to any stockholder as to whether such stockholder should accept the Offer or how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the stockholders and does not address the relative merits of the Offer and the Merger and any alternatives to the Offer and the Merger, Seller's underlying decision to proceed with or effect the Offer and the Merger, or any other aspect of the Offer or the Merger. This opinion may not be used or referred to by Parent, Buyer or Seller, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or tender offer statement filed with the Securities and Exchange Commission in connection with the Merger Agreement.

                                    Very truly yours,

                                    /s/ NationsBanc Montgomery Securities LLC
                                    -------------------------------------------
                                    NATIONSBANC MONTGOMERY SECURITIES LLC

                                                                        ANNEX II

                               FIRST ALERT, INC.
                            3901 LIBERTY STREET ROAD
                                AURORA, IL 60504

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                             OF 1934 AND RULE 14F-1

  NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF FIRST ALERT, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND
           YOU ARE REQUESTED NOT TO SEND A PROXY TO FIRST ALERT, INC.

     This Information Statement is being mailed on or about March 6, 1998 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') to the holders of shares of Common Stock, par value $0.01 per share (the 'Common Stock'), of First Alert, Inc., a Delaware corporation (the 'Company'). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Sunbeam Corporation, a Delaware corporation ('Parent'), and the direct parent of Sentinel Acquisition Corp., a Delaware corporation ('Purchaser') of persons (the 'Purchaser Designees') to the Board of Directors of the Company (the 'Board'). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 28, 1998 (the 'Merger Agreement') among the Company, Parent and Purchaser.

     The Merger Agreement provides that, promptly upon the purchase by Parent or any of its subsidiaries of shares of Common Stock pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, of the Board such that the percentage of its designees on the Board shall equal the percentage of the outstanding shares of Common Stock beneficially owned by Parent and its affiliates, and the Company shall, upon request of the Purchaser, use its best efforts promptly to cause the Purchaser's designees to be so elected to the Company's Board, and in furtherance thereof, to the extent necessary, to increase the size of the Board.

     The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

     The issued and outstanding voting securities of the Company as of March 2, 1998 consisted of 24,335,112 shares of Common Stock. The holders of the Common Stock of the Company are entitled to one vote for each share of such stock held of record by them.

RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that, promptly upon the purchase of and payment for any shares of Common Stock by Parent or any of its subsidiaries pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, of the Board such that the percentage of its designees on the Board shall equal the percentage of the outstanding shares of Common Stock beneficially owned by Parent and its affiliates, and the Company shall, upon request of the Purchaser, use its best efforts promptly to cause Purchaser's designees to be so elected and shall increase the size of the Board as is necessary to enable such number of Purchaser's designees to be so elected. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage, rounded up to the next whole number, as is on the Company's Board of each committee (or similar body) of the Company's Board. The Company and the Parent shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the effective date of the Merger, be Continuing Directors (as defined below). From and after the time that Purchaser's designees constitute a majority of the Company's Board, any amendment or modification of the Merger Agreement, any amendment to the Certificate of Incorporation or Bylaws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or the Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Board to approve the actions and transactions contemplated under the Merger Agreement and the full Board. Under the Merger Agreement, 'Continuing Director' means (i) any member of the Board as of February 28, 1998,
(ii) any member of the Board who is unaffiliated with, and not a designee or nominee, of Parent or Purchaser, or (iii) any successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Parent or Purchaser and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board, and in each case under clause (iii), who is not an employee of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information concerning the persons known to the Company to be the beneficial owners, as of December 31, 1997 and within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the 'Exchange Act'), of more than 5% of the outstanding shares of Common Stock.

                                         AMOUNT BENEFICIALLY     PERCENT OF
NAME OF BENEFICIAL OWNER                      OWNED(1)             CLASS
-------------------------------------   ---------------------    ----------


Thomas H. Lee Equity Partners,                8,324,492             34.2%
  L.P.(2) ...........................
  c/o Thomas H. Lee Company ('THL
  Co.')
  75 State Street
  Boston, Massachusetts 02109

ML-Lee Acquisition Funds(3) .........         4,339,998             17.8%
  c/o Merrill Lynch & Co.
  World Financial Center
  South Tower
  New York, New York 10080

------------------
(1) According to Schedules 13G filed with the Securities and Exchange Commission on or before February 14, 1997. The Company believes that there have not been any changes in the number of shares of Common Stock beneficially owned by Thomas H. Lee Equity Partners, L.P. and ML-Lee Acquisition Funds.

(2) Each of the THL Equity Advisors Limited Partnership ('Equity Advisors'), the general partner of Thomas H. Lee Equity Partners, L.P. ('Equity Partners'); THL Equity Trust, the general partner of Equity Advisors; David V. Harkins, as Trustee of THL Equity Trust; and Anthony J. DiNovi and Scott A. Schoen, as officers of THL Equity Trust, may be deemed to be beneficial owners of the 8,324,492 shares of Common Stock held by Equity Partners. Each of Equity Advisors, THL Equity Trust, Mr. Harkins, Mr. DiNovi, and Mr. Schoen maintains a principal business address c/o THL Co., 75 State Street, Boston, Massachusetts 02109.

(3) Represents 2,281,524 shares held of record by the ML-Lee Acquisition Fund II, L.P. ('Fund II') and the ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the 'Retirement Fund', and, together with Fund II, the 'ML-Lee Acquisition Funds') and 2,058,474 shares held of record by Fund II. Each of:
    Thomas H. Lee Advisors II, L.P. ('Advisors II'), the investment advisor of each of Fund II and the Retirement Fund; T.H. Lee Mezzanine II ('Mezzanine II'), a general partner of Advisors II; David V. Harkins, as a Trustee of THL Equity Trust; and Anthony J. DiNovi and Scott A. Schoen, as officers of Mezzanine II, may be deemed to be beneficial owners of 4,339,998 shares of Common Stock held in the aggregate by Fund II and the Retirement Fund. Each of Advisors II and Mezzanine II maintains its principal address c/o THL Co., 75 State Street, Boston, Massachusetts 02109.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding beneficial ownership, as of December 31, 1997, and within the meaning of Rule 13d-3 under the Exchange Act, of shares of Common Stock by directors of the Company, the Company's Chief Executive Officer (the 'CEO') and each of the four most highly compensated officers (other than the CEO) (based on salary and bonus amounts paid during the 12-month period ended December 31, 1997) and the directors and executive officers as a group. Since the table reflects beneficial ownership determined pursuant to the applicable rules of the Securities and Exchange Commission, (the 'SEC'), the information is not necessarily indicative of beneficial ownership for any other purpose.

                                                                                             AMOUNT
                                                                                          BENEFICIALLY      PERCENT OF
NAME OF BENEFICIAL OWNER                                                                    OWNED(1)          CLASS
---------------------------------------------------------------------------------------   ------------      ----------
John R. Albers.........................................................................         10,803(2)      *
Malcolm Candlish.......................................................................        983,082(3)     4.0%
Mark A. Devine.........................................................................         20,375(4)      *
Anthony J. DiNovi......................................................................         35,550(5)      *
David V. Harkins.......................................................................        130,918(6)      *
Douglas H. Kellam......................................................................              0         *
B. Joseph Messner......................................................................        100,000(7)      *
Albert L. Prillaman....................................................................          2,000         *
Michael A. Rohl........................................................................         31,050(8)      *
Scott A. Schoen........................................................................         87,034(9)      *
Edward J. Tyranski.....................................................................              0         *
All directors and executive officers as a group (12) persons...........................      1,400,812(10)    6.7%

------------------
*   Represents beneficial ownership of less than 1%.

 (1) In February 1997, the Company gave holders of options to purchase an aggregate of 928,202 shares (including Messrs. Devine, Messner and Rohl) the opportunity to exchange such options for options to purchase the same number of shares at $3.19 per share. The vesting and other provisions of such options remained unchanged, except that the options now vest over four equal annual installments commencing in February 1998.

 (2) Includes 10,803 shares of Common Stock which Mr. Albers has the right to acquire within sixty days pursuant to the First Alert, Inc. Non-Qualified Stock Option Plan for Non-Employee Directors (the 'Non-Employee Director Plan'). Mr. Albers maintains his principal business address c/o Fairfield Enterprises, Inc., 9400 North Central Expressway, Suite 1250, L.B. 103, Dallas, Texas 75231.

 (3) Includes 624,082 shares of Common Stock which Mr. Candlish has the right to acquire within sixty days pursuant to the Company's 1992 Stock Option Plan (the '1992 Stock Option Plan') and the Company's 1994 Stock Option Plan (the '1994 Stock Option Plan'). Mr. Candlish maintains his principal business address c/o First Alert, Inc., 3901 Liberty Street Road, Aurora, Illinois 60504.

 (4) Includes 19,875 shares of Common Stock which Mr. Devine has the right to acquire within 60 days pursuant to the 1994 Stock Option Plan. Mr. Devine maintains his principal business address c/o First Alert, Inc., 3901 Liberty Street Road, Aurora, Illinois 60504.


 (5) Mr. DiNovi also may be deemed to be the beneficial owner of the 8,324,492 shares of Common Stock held by Equity Partners and the 4,339,998 shares of Common Stock held, in the aggregate, by the Retirement Fund and Fund II, by virtue of his position as an officer of each of THL Equity Trust and Mezzanine II. Mr. DiNovi disclaims beneficial ownership of such shares. Mr. DiNovi maintains his principal business address c/o THL Co., 75 State Street, Boston, Massachusetts 02109.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (6) Mr. Harkins also may be deemed to be the beneficial owner of the 8,324,492 shares of Common Stock held by Equity Partners and the 4,339,998 shares of Common Stock held, in the aggregate, by the Retirement Fund and Fund II, by virtue of his position as a Trustee and officer of each of THL Equity Trust and Mezzanine II. Mr. Harkins also may be deemed to own beneficially 12,400 shares of Common Stock held by his children. Mr. Harkins disclaims beneficial ownership of all such shares. Mr. Harkins maintains his principal business address c/o THL Co., 75 State Street, Boston, Massachusetts 02109.

 (7) Includes 75,000 shares of Common Stock which Mr. Messner has the right to acquire within 60 days pursuant to the 1994 Stock Option Plan and apart from any Company stock option plan. Mr. Messner maintains his principal business address c/o First Alert, Inc., 3901 Liberty Street Road, Aurora, Illinois 60504.

 (8) Includes 28,550 shares of Common Stock which Mr. Rohl has the right to acquire within sixty days pursuant to the 1994 Stock Option Plan. Mr. Rohl maintains his principal business address c/o First Alert, Inc., 3901 Liberty Street Road, Aurora, Illinois 60504.

 (9) Mr. Schoen also may be deemed to be the beneficial owner of the 8,324,492 shares of Common Stock held by Equity Partners and the 4,339,998 shares of Common Stock held, in the aggregate, by the Retirement Fund and Fund II, by virtue of his position as an officer of each of THL Equity Trust and Mezzanine II. Mr. Schoen disclaims beneficial ownership of such shares. Mr. Schoen also may be deemed to hold an additional 6,000 shares of Common Stock as a result of such shares being held in trust for the benefit of his children and an additional 15,460 shares of Common Stock held by other members of his immediate family. Mr. Schoen disclaims beneficial ownership of all such additional shares. Mr. Schoen maintains his principal business address c/o THL Co., 75 State Street, Boston, Massachusetts 02109.

(10) Includes shares beneficially owned by Messrs. Albers, Candlish, Devine, DiNovi, Harkins, Kellam, Messner, Prillaman, Rohl, Schoen, Tyranski and Mark K. Welch, Vice President--Sales of the Company. In addition, the shares of Common Stock held by Equity Partners and the ML-Lee Acquisition Funds may be deemed beneficially owned by Messrs. DiNovi, Harkins and

     Schoen by virtue of their affiliation with Equity Partners and the ML-Lee Acquisition Funds; however, each of Messrs. DiNovi, Harkins and Schoen disclaim such beneficial ownership.

                             THE BOARD OF DIRECTORS

PURCHASER DESIGNEES

     Parent has informed the Company that each of the Purchaser Designees listed below has consented to act as a director. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC.

     It is expected that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of the Company.

     Parent may designate the following individuals to the Board of the Company. Each such individual's name, age as of the date hereof, current principal occupation or employment and five-year employment history is set forth below.

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                          AGE                          AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------   ---   ------------------------------------------------------------------------------
Albert J. Dunlap...........   60    Director of Parent. Chairman of the Board of Directors and Chief Executive
                                    Officer of Parent since July 18, 1996. Director, Chairman of the Board of
                                    Directors, Chief Executive Officer and President of Purchaser. Chairman and
                                    Chief Executive Officer of Scott Paper Company from April 1994 to December
                                    1995. Managing Director and Chief Executive Officer of Consolidated Press
                                    Holdings Limited (an Australian media, chemicals and agricultural operation)
                                    from 1991 to 1993.

Russell A. Kersh...........   44    Director of Parent. Director, Chief Financial Officer and Treasurer of
                                    Purchaser. Vice Chairman and Chief Financial Officer of Parent since February
                                    1, 1998. Prior to that date, he served as Executive Vice President, Finance and Administration since July 22, 1996. Executive Vice President, Finance and
                                    Administration of Scott Paper Company from June 1994 to December 1995. Served as the Chief Operating Officer of Addidas America from January 1993 to May
                                    1994.

David C. Fannin............   52    Executive Vice President, General Counsel and Secretary of Parent since
                                    January 1994. Director, Executive Vice President, General Counsel and
                                    Secretary of Purchaser. Partner in the law firm of Wyatt, Tarrant and Combs from 1979 until 1993.

Peter A. Langerman.........   42    Director of Parent. Chairman of the Board of Parent from May 22, 1996 until

                                    July 18, 1996. Senior Vice President of Franklin Mutual Advisers, Inc., a
                                    registered investment advisor and a wholly owned subsidiary of Franklin
                                    Resources, Inc., a diversified financial services organization, since November
                                    1996. Senior Vice President of Heine Securities Corporation, an investment advisory service company, from 1986 to November 1996. Mr. Langerman has been a
                                    Director of Franklin Mutual Series Fund Inc. (previously Mutual Series Fund
                                    Inc.) since 1988 and a Director of Metallurg Inc. a metal and related materials manufacturer since 1997.

Charles M. Elson...........   38    Director of Parent. Professor of Law at Stetson University College of Law
                                    since 1990 and serves as Of Counsel to the law firm of Holland & Knight (since
                                    May 1995). Member of the American Law Institute and the Advisory Counsel and
                                    Commissions on Director Compensation and Director

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                          AGE                          AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------   ---   ------------------------------------------------------------------------------
                                    Professionalism of the National Association of Corporate Directors. Mr. Elson
                                    is Trustee of Talledega College and a Salvatori Fellow of the Heritage
                                    Foundation. Mr. Elson is a director of Circon Corporation (a medical product manufacturer).

CURRENT DIRECTORS

     The Board of Directors is divided into three classes, with each class as nearly equal in number as possible. One class is elected each year for a term of three years. The following table sets forth the name, age as of the date hereof, term and current principal occupation or employment and employment history for the seven members currently serving on the Company's Board of Directors.

                                     DIRECTOR                     PRESENT PRINCIPAL OCCUPATION OR
NAME                          AGE     SINCE                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------   ---    --------   --------------------------------------------------------------------
John R. Albers.............   66       1995     John R. Albers has served as a director of the Company since July
                                                1995. Mr. Albers has also served as a member of the Company's
                                                Compensation Committee since July 1995. From May 1995 to present,
                                                Mr. Albers has served as Chief Executive Officer and President of
                                                Fairfield Enterprises, Inc., a holding company. From 1988 to March
                                                1995, Mr. Albers served as Chairman, President and Chief Executive
                                                Officer of Dr. Pepper/Seven-Up Companies, Inc., a beverage manufacturer. Mr. Albers is also a director of AmerUs Life Insurance
                                                Company and AMAL.


Malcolm Candlish...........   62       1992     Malcolm Candlish joined the Company as a director in August 1992 and was elected Chairman of the Board in October 1992 and Chief
                                                Executive Officer in December 1992. Mr. Candlish served as Chief
                                                Executive Officer until September 18, 1996. He also served as
                                                President of the Company from April 1, 1996 to September 18, 1996.
                                                Prior to his employment with the Company, Mr. Candlish was Chairman,
                                                Chief Executive Officer and President of Sealy, Inc., a bedding manufacturer, from 1989 until October 1992. From 1983 until 1989,
                                                Mr. Candlish was employed with Beatrice Companies, a conglomerate, as President and Chief Executive Officer of Samsonite Luggage
                                                Company, a luggage manufacturer and, from 1977 until 1983, Mr.
                                                Candlish was employed by the Wilson Sporting Goods subsidiary of
                                                Pepsi Co., Inc. in various executive positions. Mr. Candlish also serves as a director of AmerUs Life Insurance Company and The Black
                                                & Decker Corporation.

Anthony J. DiNovi..........   35       1992     Anthony J. DiNovi has served as a director of the Company since July
                                                1992. Mr. DiNovi has also served on the Company's Audit Committee since October 1992 and the Company's Compensation Committee since
                                                July 1995. Mr. DiNovi has been employed by Thomas H. Lee Company, an investment firm, since 1988 and currently serves as a Managing
                                                Director. Mr. DiNovi also serves as a Vice President of Thomas H.
                                                Lee Advisors I ('Advisors I') and T.H. Lee Mezzanine II ('Mezzanine
                                                II'), an affiliate of the ML-Lee Acquisition Funds, and as a director of Safelite Glass Corp., The Learning Company, Inc., Fisher
                                                Scientific International Inc. and various private corporations.

                                     DIRECTOR                     PRESENT PRINCIPAL OCCUPATION OR
NAME                          AGE     SINCE                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------   ---    --------   --------------------------------------------------------------------
David V. Harkins...........   57       1992     David V. Harkins has served as a director of the Company since July
                                                1992. Mr. Harkins has also served as Chairman of the Company's
                                                Compensation Committee and as a member of the Company's Audit
                                                Committee since October 1992. Mr. Harkins has been employed by
                                                Thomas H. Lee Company, an investment firm, since 1986 and currently serves as a Senior Managing Director. Mr. Harkins has been Chairman and director of National Dentex Corporation, an operator of dental laboratories, since 1983. Mr. Harkins also serves as Senior Vice
                                                President and Trustee of Advisors I and Mezzanine II, an affiliate of the ML-Lee Acquisition Funds, and as a director of Stanley
                                                Furniture Company, Inc., Fisher Scientific International Inc.,
                                                Syratech Corporation, Freedom Securities Corporation and various private corporations.


B. Joseph Messner..........   45       1996     B. Joseph Messner joined the Company as the President, Chief
                                                Executive Officer and a director on September 18, 1996. Prior to his employment with the Company, Mr. Messner served as president of
                                                Bushnell Corporation, formerly the Sports Optics Division of Bausch
                                                & Lomb, Inc. from 1989 to November 1995. In the period from 1981 through 1988, he held other positions with Bausch & Lomb, Inc.
                                                including Vice President and Controller of the Eyewear Division and
                                                Corporate Director of Finance. Mr. Messner also serves as a director of Totes, Inc.

Albert L. Prillaman........   52       1997     Albert L. Prillaman currently serves as Chairman, Chief Executive
                                                Officer and President of Stanley Furniture Company, Inc.
                                                ('Stanley'), a furniture manufacturer. Mr. Prillaman has been
                                                President and Chief Executive Officer of Stanley since December 1985 and Chairman of the Board of Stanley since September 1988. Before such time, Mr. Prillaman served in various executive capacities with
                                                Stanley and its predecessor company since 1969. Mr. Prillaman also is a director of MainStreet BankGroup Incorporated.

Scott A. Schoen............   39       1992     Scott A. Schoen has served as a director of the Company since July
                                                1992. Mr. Schoen has also served as a member of the Company's
                                                Compensation Committee and Chairman of the Company's Audit Committee
                                                since October 1992. Mr. Schoen has been employed by Thomas H. Lee
                                                Company, an investment firm, since 1986 and currently serves as a
                                                Managing Director. Mr. Schoen is a trustee of THL Equity Trust III, the general partner of THL Equity Advisors Limited Partnership III, which is the general partner of Thomas H. Lee Equity Fund III, L.P.
                                                Mr. Schoen also serves as a Vice President of Advisors I and Thomas
                                                H. Lee Advisors II, L.P. and as a director of Signature Brands USA,
                                                Inc., Rayovac Corporation, Syratech Corporation, TransWestern
                                                Communications Company, Inc., Anchor Advanced Products, Inc. and
                                                various private corporations.

DIRECTORS MEETINGS AND COMMITTEES

     During the fiscal year ended December 31, 1996, there were six meetings of the Board of Directors of the Company. All of the directors then in office attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors during which they served as director and (ii) the total number of meetings held by committees of the Board of Directors on which they served. The Board of Directors does not have a Nominating Committee. Directors of the Company who are not employees of the Company and who are not affiliates of significant investors in the Company receive an annual retainer of $13,000 and a fee of $2,000 for each Board meeting attended or $500 for each Board meeting in which the director participates by telephone. Such directors also receive annual retainer fees of an aggregate of $2,000 for service as a member of one or more Board committees and fees for each Board committee meeting attended, not held in conjunction with a full Board meeting, of $1,000 or $500 for each committee meeting in which the director participates by telephone.

Pursuant to the Non-Employee Director Plan, qualifying directors receive approximately one half of their compensation as directors in the form of options to acquire shares of Common Stock of the Company. No director received compensation for serving as such, except that in 1996 Mr. Albers earned $13,250, Mr. Peter M. Wood1, earned $11,250 in cash and each received options to purchase 4,347 shares of Common Stock under the Non-Employee Director Plan, and Messrs. Candlish and Messner received compensation as employees of BRK Brands, Inc., the principal subsidiary of the Company. See 'Employment Agreements' and 'Certain Relationships and Related Transactions--Management Agreement.' In addition to the amounts set forth above, during 1996, Mr. Albers earned $3,000 and Mr. Wood earned $1,000 for their individual participation in the screening of candidates for President of the Company. During 1996, BRK Brands, Inc. also reimbursed the travel expenses of Messrs. Albers, DiNovi, Harkins, Schoen and Wood in the amounts of approximately $100, $9,200, $8,800, $8,500 and $4,800, respectively, in connection with their attending meetings of the Board of Directors of the Company.

     The Board of Directors has a Compensation Committee whose present members are Messrs. Albers, DiNovi, Harkins and Schoen. The Compensation Committee determines the compensation to be paid to key officers of subsidiaries of the Company and generally administers certain aspects of the Company's stock option plans. During fiscal year 1996, there were three meetings of the Compensation Committee.

     The Company also has an Audit Committee whose present members are Messrs. DiNovi, Harkins, Prillaman2 and Schoen. The Audit Committee reviews with the Company's independent auditors the scope of the audit for the year, the results of the audit when completed and the independent auditors' fee for services performed. The Audit Committee also recommends independent auditors to the Board of Directors and reviews with management various matters related to its internal accounting controls. During fiscal year 1996, there were two meetings of the Audit Committee.

------------------
(1) Mr. Wood was a director of the Board of Directors until his term expired on May 6, 1997.
(2) Mr. Prillaman joined the Audit Committee on May 6, 1997.

OTHER EXECUTIVE OFFICERS

     The following table sets forth the name, position and office held with the Company for the following persons who may be deemed executive officers of the Company and who are not also serving on the Company's Board of Directors. Unless otherwise noted, each executive officer has maintained the same position and office with the Company during the past five years.

NAME                          AGE                    PRESENT POSITION AND OFFICE WITH THE COMPANY
---------------------------   ---   ------------------------------------------------------------------------------

Mark A. Devine.............   40    Mr. Devine has been Vice President--Engineering of the Company since 1996.
                                    From 1987 until June 1992, Mr. Devine served as Manager of Quality Control of the BRK Electronics Division of Pittway Corporation, ('Pittway'). When the
                                    Company, through its wholly-owned subsidiary BRK Brands, Inc. ('BRK') acquired substantially all of the assets of Pittway in June 1992, Mr. Devine served in the same position with BRK until June 1994. In June 1994, he was appointed
                                    Plant Manager of Fire Extinguishing Operations of BRK.

Douglas H. Kellam..........   39    Mr. Kellam has been Vice President--Marketing since April 1997. Prior to his employment with the Company, Mr. Kellam served as Vice President-- Marketing and Sales for the soft drink division of Austin, Nichols & Co. from 1995 to
                                    November 1996, and spent the seven years prior to that in brand management with the North American Pepsi Cola marketing division.

Michael A. Rohl............   38    Mr. Rohl has been Vice President and Chief Financial Officer of the Company
                                    since May 1996. He began his employment with the Company in October 1993 as
                                    Corporate Controller. From September 1992 through October 1993, Mr. Rohl served as Senior Manager, Finance for Motorola Nortel Communications and prior to that as a Senior Audit Manager with Deloitte & Touche.

Edward J. Tyranski.........   55    Mr. Tyranski has been Vice President--Operations since March 1997. Prior to his employment with the Company, Mr. Tyranski served as Executive Vice
                                    President of North American Operations for The Thermos Company beginning in
                                    1994. Mr. Tyranski's prior experience includes positions with Allied Signal
                                    Corporation in 1994, Vice President of Worldwide Manufacturing Operations of
                                    Remington Products from 1989 to 1993, various positions at Timex Corporation from 1981 to 1989 (departing as VP Manufacturing and General Manager of
                                    European Operations), Warner-Lambert Company from 1978 to 1981, and General
                                    Electric from 1965 to 1978.

Mark K. Welch..............   40    Mr. Welch has been Vice President--Sales since October 1997. Prior to his employment with the Company, Mr. Welch served as President (Founder) of Elite
                                    Appliances LLC/Pillsbury Kitchen Appliances since August 1995. From February
                                    1994 through July 1995, Mr. Welch served as Vice President Sales and Marketing of Windmere Corporation. From February 1985 to January 1994 Mr. Welch worked in the sales division of Black & Decker, Household Products, departing as
                                    National Sales Manager, Wal-Mart Team.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table shows, for the fiscal years ending December 31, 1994, 1995 and 1996, the cash compensation paid by the Company and its subsidiaries, to the Company's CEO and each of the four most highly compensated executive officers of the Company and its subsidiaries (other than the CEO) at the end of 1996.


                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION           OTHER        SECURITIES    ALL OTHER
                                                 ---------------------------       ANNUAL       UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR    SALARY($)(1)    BONUS($)(1)    COMPENSATION    OPTIONS(#)       ($)
--------------------------------------   ----    ------------    -----------    ------------    ---------    ------------
Malcolm Candlish......................   1996      $325,000       $       0       $ 64,081(2)     50,000        $4,425(3)
  Chairman of the Board                  1995       400,000               0         77,277(2)     45,000         6,524(4)
                                         1994       291,667         180,000         60,866(2)    165,334         5,768(5)
B. Joseph Messner(6)..................   1996        84,231               0         11,319(7)    500,000           532(8)
  President and Chief Executive          1995             0               0              0             0             0
  Officer                                1994             0               0              0             0             0
William K. Brouse (9).................   1996       128,769               0              0        37,000         6,659(10)
  Vice President--Sales                  1995       120,461               0              0         8,000         6,889(11)
                                         1994       109,083          33,600              0        30,000         5,995(12)
Fred W. Higgenbottom (13).............   1996       134,239               0              0        37,000         6,592(14)
  Vice President--Operations             1995       127,343               0              0         8,000         9,021(15)
                                         1994        93,503          34,500              0        50,000         4,106(16)
Michael A. Rohl.......................   1996       112,384               0              0        23,000         6,069(17)
  Vice President and Chief               1995        99,885           5,000              0         4,000         3,687(18)
  Financial Officer                      1994        95,583          18,017              0        37,200             0
Richard F. Timmons (19)...............   1996       122,769               0              0        37,000         7,156(20)
  Vice President--Marketing              1995       114,885               0              0         8,000         5,097(21)
                                         1994       104,083          32,100              0        40,002         5,232(22)

------------------
(1) Salary and bonus amounts are presented in the year earned; however, the payment of such amounts may have occurred in other years.

(2) Represents reimbursement of commuting expenses.

(3) Represents $2,521 contributed by BRK pursuant to BRK's Retirement Savings Plan--401(k) (the '401(k) Plan') and $1,904 of insurance premiums.

(4) Represents $4,620 contributed by BRK pursuant to the 401(k) Plan and $1,904 of insurance premiums.

(5) Represents $4,620 contributed by BRK pursuant to the 401(k) Plan and $1,148 of insurance premiums.

(6) Mr. Messner became President and Chief Executive Officer of the Company on September 18, 1996. See discussion of Mr. Messner's Employment Agreement in 'Employment Agreements'.

(7) Represents reimbursement of commuting and other expenses.

(8) Represents $532 for personal use of a Company car.

(9) Mr. Brouse resigned his position as an executive officer of the Company on July 25, 1997.


(10) Represents $3,556 contributed by BRK pursuant to the 401(k) Plan, $148 of insurance premiums and $2,955 for personal use of a Company car.

(11) Represents $4,620 contributed by BRK pursuant to the 401(k) Plan, $125 of insurance premiums and $2,144 for personal use of a Company car.

(12) Represents $3,513 contributed by BRK pursuant to the 401(k) Plan, $96 of insurance premiums and $2,386 for personal use of a Company car.

(13) Mr. Higgenbottom resigned his position as an executive officer of the Company on December 10, 1996.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(14) Represents $2,509 contributed by BRK pursuant to the 401(k) Plan, $132 of insurance premiums and $3,951 for personal use of a Company car.

(15) Represents $4,620 contributed by BRK pursuant to the 401(k) Plan, $127 of insurance premiums and $4,274 for personal use of a Company car.

(16) Represents $62 of insurance premiums and $4,044 for personal use of a Company car.

(17) Represents $3,372 contributed by BRK pursuant to the 401(k) Plan and $2,697 for personal use of a Company car.

(18) Represents $3,687 contributed by BRK pursuant to the 401(k) Plan.

(19) Mr. Timmons resigned his position as an executive officer of the Company on January 17, 1997.

(20) Represents $3,620 contributed by BRK pursuant to the 401(k) Plan, $132 of insurance premiums and $3,404 for personal use of a Company car.

(21) Represents $3,378 contributed by BRK pursuant to the 401(k) Plan, $17 of insurance premiums and $1,702 for personal use of a Company car.

(22) Represents $3,528 contributed by BRK pursuant to the 401(k) Plan, $4 of insurance premiums and $1,700 for personal use of a Company car.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options during 1996 to the Company's executives listed in the Summary Compensation Table above.

                             OPTION GRANTS IN 1996

                                                         INDIVIDUAL GRANTS
                                         --------------------------------------------------
                                                        PERCENT
                                                          OF
                                           NUMBER        TOTAL                                  POTENTIAL REALIZABLE
                                             OF         OPTIONS                                   VALUE AT ASSUMED
                                         SECURITIES     GRANTED                                ANNUAL RATES OF STOCK
                                         UNDERLYING       TO                                   PRICE APPRECIATION FOR
                                          OPTIONS      EMPLOYEES    EXERCISE                        OPTION TERM
                                          GRANTED      IN FISCAL      PRICE      EXPIRATION    ----------------------
NAME                                       (#)(1)       YEAR(%)     ($/SH)(7)       DATE                 5%
--------------------------------------   ----------    ---------    ---------    ----------    ----------------------
Malcolm Candlish......................      50,000(1)      4.9%       $7.94        2/09/06           $        249,595
B. Joseph Messner.....................     500,000(3)     49.3%       $6.06        9/18/06                  1,906,350
William K. Brouse (4).................      12,000(1)      1.2%       $7.94        2/09/06                     59,903
                                            25,000(2)      2.5%       $6.69        4/04/06                    105,143
Fred W. Higgenbottom (5)..............      12,000(1)      1.2%       $7.94        2/09/06                     59,903
                                            25,000(2)      2.5%       $6.69        4/04/06                    105,143
Michael A. Rohl.......................      10,000(1)      1.0%       $7.94        2/09/06                     49,919
                                            13,000(2)      1.3%       $6.69        4/04/06                     54,674
Richard F. Timmons (6)................      12,000(1)      1.2%       $7.94        2/09/06                     59,903
                                            25,000(2)      2.5%       $6.69        4/04/06                    105,143


NAME                                             10%
--------------------------------------  ----------------------
Malcolm Candlish......................        $        632,515
B. Joseph Messner.....................               4,831,050
William K. Brouse (4).................                 151,804
                                                       266,455
Fred W. Higgenbottom (5)..............                 151,804
                                                       266,455
Michael A. Rohl.......................                 126,503
                                                       138,557
Richard F. Timmons (6)................                 151,804
                                                       266,455

------------------
(1) On February 9, 1996, the Company granted options to acquire a total of 258,000 shares of Common Stock at an exercise price of $7.9375 per share to certain employees, including options to Messrs. Candlish, Brouse, Higgenbottom, Rohl and Timmons for 50,000, 12,000, 12,000, 10,000 and 12,000
    shares, respectively. The options were not exercisable during the first twelve months after the date of grant and, thereafter, the options become exercisable as to 25% of the shares covered thereby on each anniversary of the date of grant.

(2) On April 4, 1996, the Company granted options to acquire 222,500 shares of

    Common Stock at an exercise price of $6.6875 per share to certain employees on the same terms, except price, as the options previously granted under the 1994 Stock Option Plan, as discussed above, including options to Messrs. Brouse, Higgenbottom, Rohl and Timmons for 25,000, 25,000, 13,000 and 25,000 shares, respectively.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(3) On September 18, 1996, the Company granted to Mr. Messner options to purchase an aggregate of 500,000 shares with the following terms: (i) options to purchase 186,000 shares of Common Stock at an exercise price of $6.0625 per share under the 1994 Stock Option Plan, and options to purchase 114,000 shares of Common Stock at an exercise price of $6.0625 per share apart from any Company stock option plan, all of which options vest in equal annual installments over four years following the date of grant and which accelerate and become immediately exercisable upon the occurrence of a change of control of the Company (as defined in Mr. Messner's Employment Agreement); and (ii) options to purchase 200,000 shares of Common Stock apart from any Company stock option plan, which options vest only if a change of control of the Company occurs prior to December 31, 1997.

(4) Mr. Brouse resigned his position as an executive officer of the Company on July 25, 1997.

(5) Mr. Higgenbottom resigned his position as an executive officer of the Company on December 10, 1996.

(6) Mr. Timmons resigned his position as an executive officer of the Company on January 17, 1997.

(7) In February 1997, the Company gave holders of options to purchase an aggregate of 928,202 shares (including Mr. Messner and Mr. Rohl), the opportunity to exchange such options for options to purchase the same number of shares at $3.19 per share. The vesting and other provisions of such options remained unchanged, except that the options now vest over four equal annual installments commencing in February 1998.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the Company's executives listed in the Summary Compensation Table above, concerning the exercise of options during the year ended December 31, 1996 and unexercised options held as of the end of the fiscal year:

                           AGGREGATE OPTION EXERCISES
               AND YEAR-END OPTION VALUES AS OF DECEMBER 31, 1996


                                                                     NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                                    UNDERLYING UNEXERCISED               IN-THE-MONEY
                                     SHARES                         OPTIONS AT 12/31/96(#)          OPTIONS AT 12/31/96(1)
                                  ACQUIRED ON        VALUE       ----------------------------    ----------------------------
NAME                              EXERCISE(#)     REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-------------------------------   ------------    -----------    -----------    -------------    -----------    -------------
Malcolm Candlish...............         0              0           413,915         246,417        $ 563,868       $ 140,968
B. Joseph Messner..............         0              0                 0         500,000                0               0
William K. Brouse(2)...........         0              0            96,998          78,000          140,964          35,242
Fred W. Higgenbottom(3)........         0              0                 0               0                0               0
Michael A. Rohl................         0              0            19,600          44,600                0               0
Richard F. Timmons(4)..........         0              0            93,999          81,001          126,867          31,718

------------------
(1) The amounts set forth represent the difference, if positive, between the fair market value of the shares of Common Stock underlying the options at December 31, 1996 ($3.375 per share) and the exercise price of the options ($1.613 for options under the 1992 Stock Option Plan, $8.50, $13.50, $7.94, $6.69 and $6.06 for options under the 1994 Stock Option Plan and $6.06 for options granted apart from any Company stock option plan), multiplied by the applicable number of shares of Common Stock for which options have been granted.
(2) Mr. Brouse resigned his position as an executive officer of the Company on July 25, 1997 and consequently all of the unexercisable options granted to him under the 1992 Stock Option Plan and the 1994 Stock Option Plan have terminated, pursuant to the terms of each such stock option plan.
(3) Mr. Higgenbottom resigned his position as an executive officer of the Company on December 10, 1996 and consequently all of the options granted to him under the 1994 Stock Option Plan have terminated, pursuant to the terms of such stock option plan.
(4) Mr. Timmons resigned his position as an executive officer of the Company on January 17, 1997 and consequently all of the unexercisable options granted to him under the 1992 Stock Option Plan and the 1994 Stock Option Plan have terminated, pursuant to the terms of each such stock option plan.

PENSION PLANS

     The Company's pension plan (the 'Pension Plan') is a non-contributory defined benefit plan that provides for fixed benefits to employees and their survivors in the event of retirement after certain age and service requirements have been met. Normal retirement age under the Pension Plan is 65. There is no maximum number of years of service that may be considered under the Pension Plan formula.

     The following table illustrates the estimated annual benefits payable, without any offset for social security benefits, upon retirement pursuant to the Pension Plan for specified renumeration and years of participating service and assuming retirement at normal retirement age. The Company does not have any supplemental pension program so no such benefits are reflected in the table.

                                                                            YEARS OF SERVICE
                                                        --------------------------------------------------------
                    RENUMERATION                           15          20          25          30          35
-----------------------------------------------------   --------    --------    --------    --------    --------
$ 75,000.............................................   $ 14,846    $ 19,794    $ 24,743    $ 29,691    $ 34,640
$100,000.............................................     21,783      29,044      36,305      43,566      50,827
$125,000.............................................     28,721      38,294      47,868      57,441      67,015
$150,000.............................................     35,658      47,544      59,430      71,316      83,202
$175,000.............................................     42,596      56,794      70,993      85,191      99,390
$200,000.............................................     49,533      66,044      82,555      99,066     115,577
$225,000.............................................     56,471      75,294      94,118     112,941     131,765
$250,000.............................................     63,408      84,544     105,680     126,816     147,952
$300,000.............................................     77,283     103,044     128,805     154,566     180,327
$400,000.............................................   $105,033    $140,044    $175,055    $210,066    $245,077

     Messrs. Candlish, Messner and Rohl, respectively, had 5, 1 and 3 years of credited service under the Pension Plan as of December 31, 1997. As of the same date, Messrs. Brouse, Higgenbottom and Timmons had left the Company's employ. Mr. Higgenbottom had no vested benefits under the Pension Plan when he left. Messrs. Brouse and Timmons had earned vested deferred benefits under the Pension Plan. As of the time they left the Company's employ, Messrs. Brouse and Timmons each had 12 years of credited service under the Pension Plan. 'Renumeration' means average base salary, prior to reduction for any pre-tax contributions made to a 401(k) savings plan, plus incentive compensation ('Bonus' as displayed in the Summary Compensation Table). The basis on which benefits are computed is (i) the straight life annuity method for single participants with all payments ceasing at death and (ii) the joint and 50% surviving spouse annuity method for married participants.

EMPLOYMENT AGREEMENTS

     On September 18, 1996, the Company entered into an Employment Agreement with B. Joseph Messner. Such agreement provides for a three-year term of employment with additional consecutive one-year terms after September 30, 1999, unless terminated by either the Company or Mr. Messner, during which Mr. Messner will serve as President and Chief Executive Officer of the Company in consideration of a specified annual base salary, which may be increased from time to time. In addition to a base salary, Mr. Messner is also eligible to receive incentive payments as the Company's Board of Directors may determine from time to time and certain other employment benefits.

     Mr. Messner's agreement also provides that upon his termination without cause, as defined in the agreement, Mr. Messner is entitled to receive as severance the greater of (i) the balance of salary payments due under the agreement or (ii) two years' salary as in effect on the effective date of termination, and upon his termination as a result of the Company's election not to renew the agreement, Mr. Messner is entitled to receive as severance his salary for twelve months from the date on which the Company delivered written notice of its election not to renew the agreement; in either case, Mr. Messner's severance will be subject to reduction on a dollar-for-dollar basis by any compensation received by Mr. Messner if he obtains other employment during such period, unless he is terminated in connection with a change of control, as defined in the agreement, in which event his severance payments will not be subject to such reduction. Subject to certain limitations, Mr. Messner also continues to participate in medical benefit plans and to receive other fringe benefits during the severance period.

     The agreement also provides that during the period of employment, and for a period of twelve months following termination, whether such termination is due to a voluntary termination by Mr. Messner or otherwise,

Mr. Messner will not, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Messner's ability to communicate confidential information concerning the Company to third parties.

     The Company and Malcolm Candlish entered into an Employment Agreement dated as of January 1, 1997, which provides for a three-year term of employment in consideration of an annual base salary of $100,000 per year. In addition to the base salary, Mr. Candlish is eligible to receive incentive payments as the Company's Board of Directors may determine from time to time and certain other employment benefits. During the term of this agreement, Mr. Candlish will perform such duties as he may be directed to perform by the Board of Directors of the Company from time to time, including serving as Chairman of the Board of the Company. Mr. Candlish's agreement also provides that during the period of employment and for a period of twelve months following the later of the date of termination of his employment and the date of termination of salary payments thereunder, Mr. Candlish will not, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Candlish's ability to communicate confidential information concerning the Company to third parties.

NON-COMPETITION AGREEMENTS

     Each of B. Joseph Messner and Michael A. Rohl has entered into a Noncompetition Agreement with the Company dated as of February 27, 1998 (collectively, the 'Noncompetition Agreements'). Each of the Noncompetition Agreements takes effect if the Company terminates the employment of such executive for reasons other than 'cause' or such executive terminates his employment for 'good reason' within two years after a 'change of control' (as such terms are defined in the Noncompetition Agreement). The consummation of the Offer will constitute a 'change of control' for this purpose. Each Noncompetition Agreement provides that during the five-year period following such a termination of employment (the 'Noncompetition Period'), the executive will not engage in or participate in, directly or indirectly, any business which competes with the Company anywhere in the world where the Company or any of its divisions, subsidiaries or affiliates then conduct business. A business is considered to compete with the Company if it engages directly or indirectly in the business of designing, manufacturing, marketing, distributing or selling (1) residential smoke detectors which are not capable of being monitored by an alarm control panel, (2) fire extinguishers, (3) carbon monoxide detectors or (4) any other products which the Company is developing, designing, manufacturing, marketing, distributing or selling during the executive's employment with the Company. In addition, during the Noncompetition Period, each of the executives will not solicit, or attempt to solicit, any officer, director, consultant, executive or employee of the Company or any of its divisions, subsidiaries or affiliates to leave his or her engagement with the Company or such division, subsidiary or affiliate, nor will he call upon, solicit, divert or attempt to solicit or divert any customers or suppliers (or potential customers or suppliers) of the Company or any of its divisions, subsidiaries or affiliates (other than customers or suppliers with respect to a business which does not compete with the Company). In consideration for such noncompetition and nonsolicitation covenants, the Company will make a cash payment of $1,000,000 to Mr. Messner and a cash payment of $300,000 to Mr. Rohl, in each case within 10 days following the date of the commencement of such executive's Noncompetition Period.

SALARY CONTINUATION ARRANGEMENTS

     On April 15, 1997, Douglas H. Kellam was given extended salary continuation benefits by BRK consisting of up to one year of base salary plus continuation of any life, accident, disability, health and dental insurance plans and other similar fringe benefits for the same period. The benefits continue after termination until Mr. Kellam becomes employed, dies, becomes incapacitated or has received one year of payments. These benefits are payable to Mr. Kellam if his employment with BRK is terminated without cause attributable to him.

     On February 27, 1998, Messrs. Mark A. Devine, Edward J. Tyranski and Mark
K. Welch were given extended salary continuation benefits by BRK consisting of up to one year of base salary plus continuation of any life, accident, disability, health and dental insurance plans and other similar fringe benefits for the same period. The benefits continue after termination until Mr. Devine, Tyranski or Welch respectively, becomes employed, dies, becomes incapacitated or has received one year of payments. These benefits are payable to these individuals if their employment with BRK is terminated without cause attributable to them.

TERMINATION BENEFITS AGREEMENT

     On July 5, 1995, BRK and Michael A. Rohl entered into a Termination Benefits Agreement which agreement was amended on September 26, 1997 (as amended, the 'Termination Benefits Agreement'). The Termination Benefits Agreement with Mr. Rohl provides for severance benefits intended to operate as an incentive for him to continue to be employed by the Company and to refrain from activities contrary to the interests of the Company and its affiliates. The Termination Benefits Agreement provides for the continuance of base salary and other current employee benefits in the event Mr. Rohl's employment is terminated under certain conditions. Such salary payments are to continue for a minimum of three months, and thereafter shall continue until such time as Mr. Rohl becomes employed, dies, becomes incapacitated or has received a total of one year of payments. In addition, Mr. Rohl shall continue to participate in any life, accident, disability, health and dental insurance plans and other similar fringe benefits for a period of six months from the date of termination unless he becomes employed prior to the end of such six month period in which event his participation in the foregoing benefit plans will terminate on such earlier date as he becomes eligible for coverage under any benefit plan offered by virtue of his new employment. The agreement also provides that during the period of employment and for a period of one year following termination, Mr. Rohl will not, without the prior written consent of the Company, directly or indirectly, engage in certain specified activities relating to the Company or the business thereof. In addition, the agreement places certain restrictions upon Mr. Rohl's ability to communicate confidential information concerning the Company to third parties.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Management Agreement

     On July 31, 1992, the Company and THL Co. entered into a Management Agreement (the 'Management Agreement') pursuant to which the Company engaged THL Co. to provide consulting and management advisory services to the Company for a period of five years, renewable on a year-to-year basis thereafter. The Management Agreement provides that in consideration of the consulting services, the Company pays an annual fee to THL Co. of $180,000 plus expenses. Management believes that this Management Agreement is on terms no less favorable to the Company than could have been obtained from an independent third party.

  Shareholders' Agreement and Registration Rights Agreement.

     In connection with the acquisition by BRK of substantially all of the assets of Pittway, effective as of July 31, 1992, the Company entered into a Shareholders' Agreement (the 'Shareholders' Agreement') and a Registration Rights Agreement (the 'Registration Rights Agreement') with the initial investors in the Company (the 'Initial Shareholders'). In accordance with the terms of the Shareholders' Agreement, the Initial Shareholders and Malcolm Candlish are obligated to vote their shares of Common Stock to elect a Board of Directors of the Company consisting of up to two directors designated by the ML-Lee Acquisition Funds, two directors designated by Equity Partners and three directors designated by affiliates of THL Co. (other than the ML-Lee Acquisition Funds and Equity Partners).

     Pursuant to the Registration Rights Agreement, Equity Partners, the ML-Lee Acquisition Funds and their respective affiliates holding in the aggregate twenty-five percent (25%) of the shares of Common Stock subject to the Registration Rights Agreement may require the Company to effect the registration of shares of Common Stock held by the Initial Shareholders for sale to the public on three occasions, subject to certain conditions and limitations. In addition, under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act of 1933, as amended, whether for its own account or otherwise, the Initial Shareholders are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations. All fees, costs and expenses of any registration effected on behalf of the Initial Shareholders under the Registration Rights Agreement (other than underwriting discounts and commissions) will be paid by the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Albers, DiNovi, Harkins and Schoen served as members of the Compensation Committee during the 1997 fiscal year.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of its outstanding Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by the SEC to furnish the Company with copies of all Section 16(a) forms that they file.

     Based solely on copies of such forms furnished, as provided above, and certificates from officers, directors and persons owning greater than ten percent of the Company's Common Stock, the Company believes that during fiscal year 1997 there was compliance with all Section 16(a) filing requirements applicable to its officers, directors and persons owning greater than ten percent of the Company's Common Stock.

                                EXHIBIT INDEX

Exhibit No.                 Description
-----------                 -----------
        1 -- Agreement and Plan of Merger, dated as of February 28, 1998, among the Company, Parent and the Purchaser.

        2  -- The Company's Proxy Statement on Schedule 14A, filed on April 7,
              1997.

        3  -- Letter to stockholders of the Company dated March 6, 1998.

        4 -- Confidentiality Agreement, dated as of February 16, 1998, between the Company and Parent.

        5 -- Stock Sale Agreement, dated as of February 28, 1998, among Parent and certain stockholders of the Company listed on the signature pages thereto.

        6  -- Opinion of Salomon Smith Barney dated February 28, 1998.

        7  -- Opinion of NationsBanc Montgomery Securities dated February 28,
              1998.*

        8  -- Employment Agreement, dated September 18, 1996, between B. Joseph
              Messner and the Company.

        9  -- Employment Agreement, dated January 1, 1997, between Malcolm
              Candlish and the Company.

        10 -- Noncompetition Agreement, dated February 27, 1998, between B.
              Joseph Messner and the Company.

        11 -- Noncompetition Agreement, dated February 27, 1998, between Michael
              A. Rohl and the Company.

        12 -- Letter Agreement, dated April 15, 1997, between Douglas H. Kellam and the Company.

        13 -- Letter Agreement, dated February 27, 1998, between Mark A. Devine and the Company.

        14 -- Letter Agreement, dated February 27, 1998, between Mark K. Welch and the Company.

        15 -- Letter Agreement, dated February 27, 1998, between Edward J.
              Tyranski and the Company.

        16 -- Termination Benefits Agreement, dated July 5, 1995, between BRK
              Brands, Inc. and Michael A. Rohl, as amended by an agreement dated September 26, 1997.

        17 -- Press Release issued by the Company dated March 2, 1998.